As filed with the Securities and Exchange Commission on June 24, 1994
                                                     REGISTRATION NO. 33-
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                                    AMERCO
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            NEVADA                                            88-0106815
       (STATE OR OTHER                                     (I.R.S. EMPLOYER
JURISDICTION OF INCORPORATION                           IDENTIFICATION NUMBER)
       OR ORGANIZATION)
                                --------------

                        1325 AIRMOTIVE WAY, SUITE 100
                           RENO, NEVADA 89502-3239
                                (702) 688-6300
             (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
      INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                          GARY V. KLINEFELTER, ESQ.
                               GENERAL COUNSEL
                                    AMERCO
                        1325 AIRMOTIVE WAY, SUITE 100
                           RENO, NEVADA 89502-3239
                                (702) 688-6300
          (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                --------------

                                  COPIES TO:
     JON S. COHEN, ESQ.                          GROVER T. WICKERSHAM, ESQ.
       SNELL & WILMER                         430 CAMBRIDGE AVENUE, SUITE 100
     ONE ARIZONA CENTER                         PALO ALTO, CALIFORNIA 94306
   PHOENIX, ARIZONA 85004                              (415) 323-6400
       (602) 382-6247
                                --------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A
 DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF
                       1933, CHECK THE FOLLOWING BOX. _

   IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITY HOLDERS, OR A COMPLETE AND LEGIBLE FACSIMILE THEREOF PURSUANT TO ITEM 11(A)(1)
                  OF THIS FORM, CHECK THE FOLLOWING BOX. [X]
                                --------------
                       CALCULATION OF REGISTRATION FEE
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

                                         Proposed    Proposed
                                          Maximum     Maximum
      Title of Each Class      Amount    Offering    Aggregate     Amount of
         of Securities         to be     Price Per   Offering     Registration
        to be Registered     Registered    Unit        Price      Fee (Total)
- ------------------------------------------------------------------------------
Common Stock,
$.25 par value..............  500,000     $45.00    $22,500,000    $7,031.25
- ------------------------------------------------------------------------------
    Total...................  500,000               $22,500,000    $7,031.25
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to
Section 8(a) may determine.



             CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                     OF INFORMATION REQUIRED BY FORM S-2
                   FILED AS PART OF REGISTRATION STATEMENT

ITEM
NUMBER
IN FORM
S-2          ITEM CAPTION IN FORM S-2              CAPTION IN PROSPECTUS
- -------      ------------------------              ---------------------

 1.    Forepart of Registration Statement and
       Outside Front Cover Page of Prospectus... Facing Page;
                                                 Cross Reference Sheet;
                                                 Cover Page
 2.    Inside Front and Outside Back Cover
       Pages of Prospectus ....................  Inside Front Cover Page;
                                                 Table of Contents; Available
                                                 Information; Incorporation by
                                                 Reference

 3.    Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges .....  The Company; Investment
                                                 Considerations; Selected
                                                 Consolidated Financial Data

 4.    Use of Proceeds ........................  Use of Proceeds

 5.    Determination of Offering Price ........  Cover Page

 6.    Dilution ................................ Inapplicable

 7.    Selling Security Holders ................ Selling Security Holder

 8.    Plan of Distribution .................... Underwriting

 9.    Description of Securities to be
       Registered .............................. Description of Securities

10.    Interests of Named Experts and Counsel .. Legal Opinions; Experts

11.    Information with Respect to Registrant .. The Company; Capitalization;
                                                 Investment Considerations;
                                                 Stockholder Matters; Business;
                                                 Selected Consolidated Financial
                                                 Data; Management's Discussion
                                                 and Analysis; Selling Security
                                                 Holder

12.    Incorporation of Certain Information by
       Reference ............................... Information Incorporated by
                                                 Reference

13.    Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities ............................. Indemnification for Securities
                                                 Act Liabilities



INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                            SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED JUNE 24, 1994

PROSPECTUS
                                500,000 SHARES
                                    AMERCO
                                [U-HAUL LOGO]
                                 COMMON STOCK
                                --------------

    AMERCO,  a  holding  company  for  U-Haul  International,  Inc.  and other companies, is offering hereby 500,000 shares of common stock (the "Securities") on behalf of and for the account of Sophia M. Shoen ("Shoen" or "Selling Stockholder"). The Company will not receive any portion of the proceeds from the sale of the Securities hereby.

    SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

                                           UNDERWRITING
                            Price to      DISCOUNTS AND        PROCEEDS TO
                           Public(1)      COMMISSIONS(2)    SOPHIA M. SHOEN(3)
- ------------------------------------------------------------------------------
Per Share of
Common Stock..........  $             $                   $
- ------------------------------------------------------------------------------
    TOTAL.............  $             $                   $
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

(1) The Offering Price is based upon negotiations between Shoen and the Underwriters.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 as amended (the "Securities Act"). See "Underwriting."

(3) Before deducting expense payable by the Company estimated at approximately
    $            and expenses payable by Shoen, estimated at $           .

    The common stock offered by this Prospectus is offered by the Underwriters subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the common stock will be made at the offices of Paulson Investment Company Inc. or through the
facilities of                           , on or about                    .

                       PAULSON INVESTMENT COMPANY INC.
                THE DATE OF THIS PROSPECTUS IS JUNE   , 1994.



                                 THE COMPANY

    AMERCO, a Nevada corporation ("AMERCO" or the "Company"), is the holding company for U-Haul International, Inc. ("U-Haul"), Ponderosa Holdings, Inc. ("Ponderosa"), and Amerco Real Estate Company ("AREC"). Throughout this Prospectus, unless the context otherwise requires, the term "Company" includes all of the Company's subsidiaries. The Company's principal executive offices are located at 1325 Airmotive Way, Suite 100, Reno, Nevada 89502-3239, and the telephone number of the Company is (702) 688-6300. As used in this Prospectus, all references to a fiscal year refer to the Company's fiscal year ended March 31 of that year.

    U-Haul is primarily engaged, through subsidiaries, in the rental of trucks, automobile-type trailers, and support rental items to the do-it-yourself moving customer, all under the registered trade name U-Haul(R). Additionally, U-Haul sells related products and services and rents self-storage facilities and various kinds of equipment. AREC manages the real estate used in connection with the foregoing businesses.

    Ponderosa serves as the holding company for the Company's insurance businesses. Ponderosa's two principal subsidiaries are Oxford Life Insurance Company ("Oxford") and Republic Western Insurance Company ("RWIC"). Oxford primarily reinsures life, health, and annuity type insurance products and administers the Company's self-insured employee health plan. RWIC originates and reinsures property and casualty type insurance products for various market participants, including independent third parties, the Company's customers, and the Company.

    The following chart represents the corporate structure of the Company effective June 30, 1994.

CHART REPRESENTING THE CORPORATE STRUCTURE OF THE COMPANY
- ---------------------------------------------------------
See Appendix A.


                          INVESTMENT CONSIDERATIONS

EXISTING MANAGEMENT -- POTENTIAL CHANGE IN CONTROL

    At the date of this Prospectus, members of a stockholder group (the "Stockholder Group"), which includes the Trust (the "ESOP Trust") under the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the "ESOP"), Oxford (acting as a trustee), Shoen, certain members of the Company's management, and certain other shareholders vote approximately 47.6% of the Company's common stock. Approximately 2.8% of the Company's voting stock is allocated to participants' ESOP Trust accounts and voted in accordance with the participants' direction. The ESOP Trust votes 4.5% of the Company's voting stock in its discretion as part of the Stockholder Group. Oxford acts as trustee for various trusts that own approximately 4.2% of the Company's voting stock. At the completion of the offering of common stock made hereby, the Stockholder Group will vote approximately 46.3% of the Company's common stock. As a result of the foregoing and the existence of a second shareholder group controlling 47.2% of the Company's common stock that is currently opposed to existing Company management, there can be no assurance that the Company's current management or its current operating strategy will remain in place. In addition, Shoen and Paul Shoen have claimed that the Company has defaulted in its obligations to register their common stock under separate Share Repurchase and Registration Rights Agreements. Shoen and Paul Shoen have further claimed that as a result of such defaults they have the right to give notice of their release from the Stockholder Group. The matter is the subject of an arbitration proceeding described in "Business -- Litigation." See "Principal Shareholders -- Stockholder Group." If Shoen and Paul Shoen are released from the Stockholder Group, the Stockholder Group would control only 32.6% of the Company's common stock. Edward J. Shoen, the Company's Chairman and President, and Mark V. Shoen, Executive Vice President of Product for U-Haul International, Inc., who have been instrumental in the Company's performance since 1987, are standing for re-election at the Company's July 21, 1994 Annual Meeting of Shareholders. There is no assurance that these individuals will be re-elected. See "Principal Shareholders" and "Business -- Litigation."

DEPENDENCE UPON KEY PERSONNEL

    The success and growth of the Company since 1987 has been dependent upon the performance of its senior management team, the loss of whose services could have an adverse effect on the Company. There is no assurance that the senior management will remain employed by the Company. The Company has not entered into employment contracts with anyone on the senior management team and has not granted restricted stock or stock option awards to any employee pursuant to the Company's Stock Option and Incentive Plan. However, several members of the Company's senior management already have substantial common stock holdings in the Company. See "Principal Shareholders."

NO PRIOR MARKET FOR COMMON STOCK

    Prior to the initial offering of common stock under this Prospectus, there has been no public market for the Company's common stock. Although the Company will apply to have the common stock offered hereby approved for quotation on the NASDAQ National Market System, there can be no assurance that an active trading market will develop or be maintained following such offering.

OTHER SHARES OF COMMON STOCK -- MARKET OVERHANG

    In addition to the common stock offered hereby, the Company has 38,164,063 other shares of common stock outstanding. Those shares could potentially be sold by the holders thereof. However, the Company's Bylaws provide for a right of first refusal in favor of the Company with respect to all of the common stock, except for the common stock offered hereby, which will be released from the right of first refusal. If holders of common stock other than the Securities wish to sell any of their shares, they are required to offer such shares to the Company by sending a notice to the Secretary of the Company, designating the terms of any proposed sale. The Company then can accept the offer stated in the notice or permit the shareholder to dispose of all or part of such shares. There is no assurance that the right of first refusal will be exercised by the Company with respect to any sale of common stock or that the Bylaws will continue to provide for a right of first refusal. In addition, the Company has received a shareholder proposal to be acted upon at the Company's Annual Meeting of Shareholders on July 21, 1994 to eliminate the right of first refusal from the Company's Bylaws, and the Selling Stockholder and Paul Shoen are asserting in arbitration proceedings described in "Business -- Litigation" that the Company has an obligation to remove the right of first refusal. See "Principal Shareholders -- Stockholder Group -- Registration Rights; Release of Shares from Stockholder Agreement."

                               USE OF PROCEEDS

    The Company will not receive any portion of the proceeds of the sale of the Securities by Shoen.

                                CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at December 31, 1993:

                                                           December 31, 1993
                                                         ---------------------
                                                             (in thousands)
Long-term debt, less current maturities.........................     $ 574,271
Stockholders' equity:
Serial preferred stock with or without par value,
  50,000,000 shares authorized, 6,100,000 issued,
  without par value.............................................         --
Serial common stock, with or without par value,
  150,000,000 shares authorized, none issued....................         --
Common stock, $.25 par value, 150,000,000 shares
  authorized, 40,000,000 issued.................................        10,000
Additional Paid in Capital......................................       165,789
Foreign Currency Translation....................................        (9,003)
Retained Earnings...............................................       527,337
Less:
  Cost of common shares in treasury 1,335,937 shares............        10,461
  Loan to leveraged employee stock ownership plan...............        17,451
                                                                     ---------
    Total Stockholders' Equity:.................................     $ 666,211
                                                                     =========

                             STOCKHOLDER MATTERS

    As of March 31, 1994, there were 161 holders of record of the Company's common stock. No established public trading market exists for the purchase and sale of the Company's common stock, and to the best knowledge of the Company there is no one engaged in making a market for the Company's common stock.

    Cash dividends declared to the Company's stockholders of record for the two most recent fiscal years are as follows:



        RECORD DATE          CASH DIVIDEND PER COMMON SHARE
  -----------------------  ----------------------------------
  August 4, 1992                        $ .0258
  October 6, 1992                       $ .0258
  August 3, 1993                        $ .0814

    The Company does not have a formal dividend policy. The Company's Board of Directors periodically considers the advisability of declaring and paying dividends in light of the existing circumstances. The dividends received during fiscal 1993 and fiscal 1994 are not indicative of future dividends and there is no assurance that dividends on the common stock will be declared in the future.


                     SELECTED CONSOLIDATED FINANCIAL DATA

    The following summary financial information was derived from and is qualified by reference to the financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the year ended March 31, 1993, as amended, and in the Company's Quarterly Report on Form 10-Q for the quarter ending December 31, 1993, all of which are incorporated by reference. Oxford and RWIC have been consolidated on the basis of fiscal years ended December 31. To give effect to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company has restated its financial statements beginning in fiscal 1989. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other."

                                                                                                            For the Nine Months
                                                         For the Years Ended March 31,                      Ended December 31,
                              ------------------------------------------------------------------------  --------------------------

                                  1993          1992            1991            1990          1989          1993          1992
                              ------------  ------------  ----------------  ------------  ------------  ------------  ------------
                                          in thousands, except per share data and ratios)
SUMMARY OF OPERATIONS:
Rental, net sales, and other
  revenues..................  $    901,446  $    845,128  $    860,044      $    830,998  $    816,238  $    762,844  $    714,267
Premiums and net investment
  income....................       139,465       126,756       126,620           119,641       112,207       120,920       107,269
                              ------------  ------------  ------------      ------------  ------------  ------------  ------------
                                 1,040,911       971,884       986,664           950,639       928,445       883,764       821,536
                              ------------  ------------  ------------      ------------  ------------  ------------  ------------
Operating expenses and cost
  of sales..................       697,730       661,251       668,149           627,396       581,602       553,353       526,706
Benefits, losses, and
  amortization of deferred
  acquisition costs.........       115,939        99,069       126,626           121,602       135,876       101,162        92,147
Depreciation................       110,105       109,641       114,589           105,437        92,732        96,580        82,382
Interest expense............        67,958        76,189        80,815            74,657        68,691        52,530        51,139
                              ------------  ------------  ------------      ------------  ------------  ------------  ------------
                                   991,732       946,150       990,179           929,092       878,901       803,625       752,374
                              ------------  ------------  ------------      ------------  ------------  ------------  ------------
Pretax earnings (loss) from
  operations................        49,179        25,734        (3,515)           21,547        49,544        80,139        69,162
Income tax expense..........       (17,270)       (4,940)       (6,354)           (3,516)       (7,433)      (25,211)      (24,287)
                              ------------  ------------  ------------      ------------  ------------  ------------  ------------
Earnings (loss) before
  cumulative effect of
  change in accounting
  principle and
  extraordinary item........        31,909        20,794        (9,869)           18,031        42,111        54,928        44,875
Extraordinary loss on early
  extinguishment of debt....         --            --            --                --            --           (1,897)         --
Cumulative effect of change
  in accounting principle...         --            --            --                --            --           (3,272)         --
                              ------------  ------------  ------------      ------------  ------------  ------------  ------------
Net earnings (loss).........  $     31,909  $     20,794  $     (9,869)     $     18,031  $     42,111  $     49,759  $     44,875
                              ============  ============  ============      ============  ============  ============  ============
Earnings (loss) from
  operations per common
  share before cumulative
  effect of change in
  accounting principle
  and extraordinary item....  $        .83   $       .53  $       (.25)    $         .46  $       1.08 $        1.38  $       1.16
Net earnings (loss) per
  common share..............           .83           .53          (.25)              .46          1.08          1.24          1.16
Weighted average common
  shares outstanding........    38,664,063    38,880,069    39,312,080        39,483,960    38,960,567    38,664,063    38,664,063
Cash dividends declared.....  $      1,994  $   --        $      1,176      $      2,575  $      2,841  $      4,659  $      1,994
Ratio of earnings to fixed
  charges<F1>...............          1.45          1.21      --      <F1>          1.20          1.55          2.04          1.84

BALANCE SHEET DATA:
Total property, plant, and
  equipment, net............  $    989,603  $    987,095  $  1,040,342      $    975,675  $    927,756     1,113,490       967,262
Total assets................     2,024,023     1,979,324     1,822,977         1,725,660     1,568,366     2,223,560     2,011,696
Notes and loans payable.....       697,121       733,322       804,826           749,113       687,610       666,063       686,181
Stockholders' equity........       479,958       451,888       435,180           446,294       429,666       666,211       492,765

<F1>  For  purposes  of computing the ratio of earnings to fixed charges, "earnings" consists of pretax earnings from operations  plus  total  fixed  charges  excluding  interest capitalized during the period, and "fixed charges"
      consists of interest expense, capitalized interest, amortization of debt expense and discounts and one-third of the  Company's  annual rental expense (which the Company believes is a reasonable approximation of the interest factor of such rentals). For the year ended March 31, 1991, earnings were not sufficient to cover fixed charges by an amount of $4.2 million.


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

    For financial statement preparation, the Company's insurance subsidiaries report on a calendar year basis, while the Company reports on a fiscal year basis ending March 31. Accordingly, with respect to the Company's insurance subsidiaries, any reference to the years 1993, 1992, and 1991 corresponds to the Company's fiscal years 1994, 1993, and 1992, respectively. There have been no events as to such subsidiaries between January 1 and March 31 of each of 1993, 1992, and 1991 that would materially affect the Company's consolidated financial position or results of operations as of and for the fiscal years ended March 31, 1993, 1992, and 1991, respectively.

    The following management discussion and analysis should be read in conjunction with Notes 1, 18, and 19 of the Notes to Consolidated Financial Statements, incorporated by reference herein from Part IV, Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1993, as amended, which discuss the principles of consolidation, condensed consolidated financial information, and industry segment and geographic data, respectively. In consolidation, all intersegment premiums are eliminated and the benefits, losses, and expenses are retained by the insurance companies.

RESULTS OF OPERATIONS (UNAUDITED)

Nine Months Ended December 31, 1993 and 1992

    The following table shows industry segment data from the Company's three industry segments, rental operations, life insurance, and property and casualty insurance, for the nine months ended December 31, 1993 and 1992. Rental operations is composed of the operations of U-Haul and Amerco Real
Estate Company. Life insurance is composed of the operations of Oxford. Property and casualty insurance is composed of the operations of RWIC.


                                                                 Property/      Adjustments
                                        Rental        Life       Casualty          and
                                      Operations    Insurance    Insurance      Eliminations      Consolidated
                                      ----------    ---------     ------------  ------------      ------------
                                                                      (in thousands)
1993
Revenues:
  Outside...........................  $  757,221    $  23,987    $ 102,556    $      --           $    883,764
  Intersegment......................        (357)       1,638       15,403           (16,684)           --
                                      ----------    ---------    ---------    --------------      ------------
    Total revenue...................  $  756,864    $  25,625    $ 117,959    $      (16,684)     $    883,764
                                      ==========    =========    =========    --------------      ------------
Operating profit....................  $  110,222    $   8,532    $  14,613    $         (698)     $    132,669
                                      ==========    =========    =========    ==============
Interest expense....................                                                                    52,530
                                                                                                  ------------
Pretax earnings from operations.....                                                              $     80,139
                                                                                                  ============

1992
Revenues:
  Outside...........................  $  706,294    $  27,648    $  87,594    $      --          $     821,536
  Intersegment......................       --          1,644        15,798           (17,442)           --
                                      ----------    ---------    ---------    --------------     -------------
    Total revenue...................  $  706,294    $  29,292    $ 103,392    $      (17,442)    $     821,536
                                      ==========    =========    =========    ==============     -------------
Operating profit....................  $   98,115    $  11,048    $  11,138    $      --          $     120,301
                                      ==========    =========    =========    ==============
Interest expense....................                                                                    51,139
                                                                                                 -------------
Pretax earnings from operations.....                                                             $      69,162
                                                                                                 =============

RESULTS OF OPERATIONS

Years Ended March 31, 1993, 1992, and 1991

    The following table shows industry segment data from the Company's three industry segments, rental operations, life insurance, and property and casualty insurance, for the fiscal years ended March 31, 1993, 1992, and 1991. Rental operations is composed of the operations of U-Haul and AREC. Life insurance is composed of the operations of Oxford. Property and casualty insurance is composed of the operations of RWIC.



                                                               Property/       Adjustments
                                        Rental       Life       Casualty           and
                                      Operations   Insurance   Insurance      Eliminations     Consolidated
                                      ----------   ---------   ----------    -------------     ------------
                                                                     (in thousands)
1993
Revenues:
  Outside..........................   $  891,599   $  33,619   $  115,693    $     --          $  1,040,911
  Intersegment.....................      --            2,630       18,402         (21,032)           --
                                      ----------   ---------   ----------    ------------      ------------
    Total revenue..................   $  891,599      36,249   $  134,095    $    (21,032)     $  1,040,911
                                      ==========   =========   ==========    ============      ------------
Operating profit...................   $   88,581      12,325   $   16,231    $     --          $    117,137
                                      ==========   =========   ==========    ============
Interest expense...................                                                                  67,958
                                                                                               -----------
Pretax earnings from operations....                                                            $     49,179
                                                                                               ============

1992
Revenues:
  Outside..........................   $  844,492   $  31,391   $   96,001    $    --           $    971,884
  Intersegment.....................      --            1,158       21,991         (23,149)          --
                                      ----------   ---------   ----------    ------------      ------------
    Total revenue..................   $  844,492      32,549   $  117,992    $    (23,149)     $    971,884
                                      ==========   =========   ==========    ============      ============
Operating profit...................   $   69,628      11,056   $   21,239    $    --           $    101,923
                                      ==========   =========   ==========    ============
Interest expense...................                                                                  76,189
                                                                                               ------------
Pretax earnings from operations....                                                            $     25,734
                                                                                               ============

1991
Revenues:
  Outside..........................   $  860,480    $ 35,352   $   90,832    $     --          $    986,664
  Intersegment.....................      --           15,556       31,229         (46,785)           --
                                      ----------    --------   ----------    ------------      ------------
    Total revenue..................   $  860,480      50,908   $  122,061    $    (46,785)     $    986,664
                                      ==========    ========   ==========    ============      ============
Operating profit...................   $   50,793      10,430   $   16,077    $    --           $     77,300
                                      ==========    ========   ==========    ============
Interest expense...................                                                                  80,815
                                                                                               ------------
Pretax loss from operations........                                                            $     (3,515)
                                                                                               ============

NINE MONTHS ENDED DECEMBER 31, 1993 VERSUS NINE MONTHS ENDED DECEMBER 31, 1992

U-Haul Operations

    U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $43.7 million, approximately 7.4%, to $633.3 million in the first nine months of fiscal 1994. The increase in the first nine months of fiscal 1994 is primarily attributable to a $35.4 million increase in net revenues from the rental of moving related equipment, which rose to $580.9 million, as compared to $545.5 million in the first nine months of fiscal 1993. Moving related revenues benefited from transactional growth within the truck and trailer fleets. Revenues from the rental of self-storage facilities increased by $4.4 million to $52.2 million in the first nine months of fiscal 1994, an increase of approximately 9.3%. Storage revenues were positively impacted by additional rentable square footage, higher average occupancy levels, and higher average rental rates.

    Net sales revenues were $123.6 million in the first nine months of fiscal 1994, which represented an increase of approximately 5.9% from the first nine months of fiscal 1993 net sales of $116.7 million. Revenue growth from the sale of hitches, moving support items (i.e. boxes, etc.), and propane resulted in a $6.7 million increase during the nine month period, which was offset by a $.6 million decrease in revenue associated with the sale of recreational vehicles, such vehicle inventory being completely liquidated during the first and second quarters of fiscal 1993.

    Cost of sales was $74.1 million in the first nine months of fiscal 1994, which represented a decrease of approximately .4% from $74.4 million for the same period in fiscal 1993. The decrease in cost of sales reflects a reduction in labor costs and the absence of recreational vehicle sales which offset increased material costs corresponding to the increase in retail sales.

    Operating expenses increased to $476.0 million in the first nine months of fiscal 1994 from $451.0 million in the first nine months of fiscal 1993, an increase of approximately 5.4%. The change from the prior year primarily reflects a $22.4 million increase in rental equipment maintenance costs. Increased emphasis on maximizing rental equipment available to rent by reducing downtime and a marginal increase in the age of the truck fleet are primarily responsible for the increase. Equipment lease expense declined by $22.8 million to $65.7 million reflecting lease terminations, lease restructuring, and lower finance costs on new leases originated during the current fiscal year. Management anticipates that lease expense will continue to decline further in the last quarter of fiscal 1994 when the full impact of these programs is realized. All other operating expense categories increased in aggregate by $25.0 million, approximately 9.9%, to $278.9 million.

    Depreciation expense for the nine month period was $96.6 million, as compared to $82.4 million in the same period of the prior year, reflecting the addition of new trucks and the acquisition of trucks that were previously leased.

Oxford -- Life Insurance

    Premiums from Oxford's reinsurance lines before intercompany eliminations were $11.9 million for the nine months ended September 30, 1993, an increase of $.2 million, approximately 1.7%, from September 30, 1992 and accounted for 88.7% of Oxford's premiums in the current year. The types of business reinsured include term life insurance, single and flexible premium deferred annuities, excess loss medical coverage, and short-term travel accident coverage.

    Premiums from Oxford's direct lines before intercompany eliminations were $1.5 million for the nine months ended September 30, 1993, a decrease of $.1 million (5.9%) from the prior year. Oxford's direct lines are principally related to the underwriting of group life and disability income. Insurance on the lives of the employees of AMERCO and its subsidiaries accounted for approximately 3.5% of Oxford's premiums during this period ended September 30, 1993. Other direct lines include individual life insurance acquired from other insurers and a small volume of individual deferred annuities written through independent agents, which together accounted for approximately .2% of Oxford's premiums during the nine months ended September 30, 1993.

    Net investment income before intercompany eliminations was $9.4 million and $9.6 million for the nine months ended September 30, 1993 and 1992, respectively. Oxford's gain on the sale of investments was $1.5 million and $4.8 million and, Oxford had $1.4 million and $1.6 million of other income, for each of the respective periods.

    Benefits and expenses incurred were $17.1 million for the nine months ended September 30, 1993, a decrease of 6.0% from September 30, 1992. Comparable benefits and expenses incurred for September 30, 1992 were $18.2 million. This decrease is primarily due to a decrease in death benefits incurred. Benefits and expenses incurred were $5.2 million for the quarter ended September 30, 1993, a decrease of 28.8% over the same period in 1992. Comparable benefits and expenses incurred in the quarter ended September 30, 1992 were $7.3 million.

    Operating profit decreased by $2.5 million, approximately 22.8%, for the nine months ended September 30, 1993, to $8.5 million, primarily due to a decrease in gain on sale of investments.

RWIC -- Property and Casualty

    RWIC gross premium writings continued to grow in the first nine months of 1993, to $131.5 million, as compared to $114.6 million in the first half of 1992. This represents an increase of $16.9 million, or 14.7%. The rental industry market accounts for a significant share of these premiums, approximately 40.1% and 42.6% in 1993 and 1992, respectively. These writings include U-Haul customers, fleetowners, and U-Haul, as well as other rental industry insureds with similar characteristics. Growth is occurring in selected general agency lines, principally excess workers' compensation. These premiums accounted for approximately 14.0% of gross written premiums for the first nine months of 1993, compared to 12.9% in the first nine months of 1992. RWIC continues underwriting professional reinsurance via broker markets, and premiums in this area increased in the first nine months of 1993 to $44.6 million, or 33.9% of total premium from the comparable 1992 period of $28.6 million, or 25.0% of total premium.

    Net earned premiums increased $14.5 million, or 18.3%, to $93.9 million for the nine months ended September 30, 1993, compared with premiums of $79.4 million for the nine months ended September 30, 1992. The premium increase was primarily due to increased writings in the reinsurance area, along with growth in the excess workers' compensation lines of RWIC's general agency business.

    Net investment income was $20.7 million during the first nine months of 1993, a decrease of 5.0% from 1992 net investment income of $21.8 million. The decrease is attributable to lower rates available in the fixed income market.

    Underwriting expenses incurred were $103.3 million for the nine months ended September 30, 1993, an increase of $11.0 million, or 11.9%, over 1992. Comparable underwriting expenses incurred for 1992 were $92.3 million. The increase in underwriting expenses is due to the larger premium volume being written in 1993, which increased acquisition costs and commensurate reserves.

    RWIC completed the first nine months of 1993 with net after tax income of $11.4 million as compared to $8.9 million for the comparable period ended September 1992. This represents an increase of $2.5 million, or 28.1% from 1992. This increase was due to a combination of slightly better underwriting results and unexpected realized gains on bond calls.

Interest Expense

    Interest expense increased by $1.4 million to $52.5 million for the nine months ended December 31, 1993, as compared to $51.1 million for the nine months ended December 31, 1992. This increase reflects higher average levels of debt outstanding which was largely offset by lower average cost of funds.

Consolidated Group

    As a result of the foregoing, pretax earnings of $80.1 million were realized in the nine months ended December 31, 1993, as compared to $69.2 million for the same period in 1992. During the three months ended December 31, 1993, pretax earnings were $15.1 million higher than during the same period in 1992. After providing for income taxes, extraordinary loss pertaining to the early extinguishment of debts and the cumulative effect of a change in accounting principle, net earnings for the nine months ended December 31, 1993, were $49.8 million, as compared to $44.9 million for the same period of the prior year. The consolidated results reflect a cumulative effect adjustment resulting from adoption of Statement of Financial Accounting Standards No. 106 "Accounting for Post-Retirement Benefits Other Than Pensions." See "Business -- U-Haul Operations -- General" for a discussion of seasonality.

FISCAL YEAR ENDED MARCH 31, 1993 VERSUS FISCAL YEAR ENDED MARCH 31, 1992

U-Haul Operations

    U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $57.6 million, approximately 8.4%, to $746.1 million in fiscal 1993. The increase from fiscal 1992 is primarily attributable to a $54.7 million increase in net revenues from the rental of moving related equipment, which rose to $684.1 million, as compared to $629.4 million, in fiscal 1992. Improved utilization within the truck rental fleet accounted for the majority of the revenue growth, with one-way rental transactions increasing by 6.1% and local rental transactions increasing by 16.5%. Also contributing to the increased revenues was an increase in the number of available rental trailers and trucks. Revenues from the rental of self-storage facilities increased $5.3 million to $63.9 million in fiscal 1993, an increase of approximately 9.2%. Storage revenues were positively impacted by additional rentable square footage, higher average occupancy levels, and higher average rental rates. The increases in revenues from the rental of moving-related equipment and self-storage facilities were partially offset by an aggregate decrease of $2.4 million in general rental item revenues, gains on the sale of property, plant, and equipment, and other miscellaneous revenues.

    Net sales were $145.5 million in fiscal 1993, which represented a decrease of approximately 6.7% from fiscal 1992 net sales of $156.0 million. Moderate revenue growth from the sale of hitches, moving support items (i.e. boxes, etc.), and propane was offset by reduced sales of recreational vehicles due to the liquidation of inventory as well as a reduction in outside repair income due to a reduction in rental trucks owned by a third party, which were previously under a managed equipment agreement.

    Cost of sales was $93.1 million in fiscal 1993, which represented a decrease of approximately 9.5% from fiscal 1992. The reduction in fiscal 1993 reflects reductions in recreational vehicle sales and outside repair income.

    Operating expenses increased to $599.8 million in fiscal 1993 from $562.3 million in fiscal 1992, an increase of approximately 6.7%. The change from the prior year primarily reflects increased rental equipment maintenance costs and higher personnel costs. The higher maintenance costs reflect a slight increase in the age of the truck fleet due to no new units being added in fiscal 1992 and a relatively small number of new units being added in fiscal 1993. Also contributing to higher maintenance costs were U-Haul's repurchase of rental trucks owned by a third party, which were previously under a managed equipment agreement, and higher utilization. Lease expense for the fleet replacement cycle initiated in 1987 peaked in fiscal 1992 at $121.9 million and subsequently declined to $117.6 million in fiscal 1993, a decrease of approximately 3.5%, and is expected to decline further in fiscal 1994 due to upcoming lease terminations, lease restructurings initiated by U-Haul, and lower finance costs associated with new leases originating in fiscal 1994 to finance additions to the truck fleet.

Oxford -- Life Insurance

    Premiums from Oxford's reinsurance lines before intercompany eliminations were $14.9 million for the year ended December 31, 1992, a decrease of $4.1 million, approximately 21.6%, from 1991 and accounted for 87.1% of Oxford's premiums in 1992. The types of business reinsured include term life insurance, single and flexible premium deferred annuities, excess loss medical coverage, and short-term travel accident coverage. Reductions in premiums reflect the anticipated decrease in renewal premiums as a result of normal attrition and mortality, coupled with the fact that during 1992 Oxford reduced its activities in the reinsurance market compared to 1991 because of unfavorable pricing.

    Premiums from Oxford's direct lines before intercompany eliminations were $3.0 million in 1992, an increase of $1.5 million (100%) over the prior year. Oxford's direct lines are principally related to the underwriting of group life and disability income. Insurance on the lives of the employees of AMERCO and its subsidiary companies accounted for approximately 10.8% of Oxford's premiums in 1992. Other direct lines include individual life insurance acquired from other insurers and a small volume of individual deferred annuities written through independent agents, which together accounted for approximately 1.6% of Oxford's premiums in 1992.

    Net investment income before intercompany eliminations was $11.5 million and $10.2 million for the years ended December 31, 1992 and 1991, respectively. Oxford's gain on the sale of investments was $4.7 million and $0.1 million, and Oxford had $2.2 million and $1.6 million of other income, for 1992 and 1991, respectively.

    Benefits and expenses incurred were $23.2 million for the year ended December 31, 1992, an increase of 7.9% over 1991. Comparable benefits and expenses incurred for 1991 were $21.5 million. This increase is primarily due to the increase in deferred acquisition cost amortization discussed below.

    Operating profit increased by $1.3 million, approximately 11.5%, in 1992 to $12.3 million, primarily due to increased margins on interest-sensitive business and gains on the sale and mandatory redemptions of fixed maturity investments. As required by generally accepted accounting principles, the amortization of deferred policy acquisition costs was accelerated due to gains on the sale of investments associated with interest-sensitive products, resulting in a decrease in operating profit of approximately $2.0 million.

RWIC -- Property and Casualty

    RWIC gross premium writings for the year ended December 31, 1992 were $155.2 million, compared to $133.7 million in 1991, an increase of approximately 16.1%. The rental industry market accounted for a significant share of these premiums, approximately 40% and 53% in 1992 and 1991, respectively. These writings include U-Haul customers, fleet owners, and
U-Haul, as well as other rental industry insureds with similar characteristics. Selected general agency lines, principally commercial multiple peril, surety and excess workers' compensation and casualty accounted for approximately 15.4%, 2.8%, and 11.9% respectively, of gross premium writings in 1992, compared to approximately 12.8%, 1.8%, and 14.8% respectively, in 1991. RWIC also underwrites reinsurance via broker markets, and premiums in this area increased from $23.1 million in 1991 to $47.1 million in 1992 due to favorable market conditions.

    Net earned premiums increased $12.3 million, approximately 13.9%, to $101.1 million for the year ended December 31, 1992. This compares with net earned premiums of $88.8 million for the year ended December 31, 1991. The premium increase was primarily due to increased writings in the reinsurance area, along with growth in the commercial multiple peril lines of RWIC's general agency business.

    Underwriting expenses incurred were $117.8 million for the year ended December 31, 1992, an increase of $21.1 million, approximately 21.8%, over 1991. Comparable underwriting expenses incurred for 1991 were $96.7 million. Higher underwriting expenses due to Hurricane Andrew-related losses (approximately $12 million on a pre-tax basis) incurred in the reinsurance area were the largest contributors to this increase, and accounted for approximately 57% of the increase.

    Net   investment   income  was  $29.3  million  in  1992,  a  decrease  of
approximately 0.7%, as compared to 1991 net investment income of $29.5 million. The slight decrease in net investment income is due largely to the lower rates currently available in the high quality fixed income market. RWIC's gain on the sale of investments was $0.7 million and $0.6 million, and RWIC had $2.9 million of other income for 1992 and other expense of $0.9 million for 1991.

    RWIC's operating profit in 1992 decreased $5.0 million, approximately 23.6%, to $16.2 million from $21.2 million for the year ended December 31, 1991.

Interest Expense

    Interest expense was $68.0 million in fiscal 1993, as compared to $76.2 million in fiscal 1992. The decline in interest expense in the current period reflects lower average debt levels outstanding and favorable refinance costs on maturing debt.

FISCAL YEAR ENDED MARCH 31, 1992 VERSUS FISCAL YEAR ENDED MARCH 31, 1991

U-Haul Operations

    Total rental and other revenue declined to $688.5 million in fiscal 1992, reflecting a decrease of $11.5 million (1.6%) from fiscal 1991 revenues of $700.0 million. The decrease from fiscal 1991 can be primarily attributed to a $31.4 million reduction in the gain realized from the disposition of property, plant, and equipment. The fiscal 1992 gain on disposition of $3.7 million as compared to $35.1 million in fiscal 1991 reflects a significant reduction in the sale of older rental trucks during fiscal 1992 as compared to fiscal 1991 (from $51.4 million to $4.0 million). During fiscal 1992, net revenues from the rental of moving related equipment increased to $629.4 million as compared to $600.6 million in fiscal 1991, an increase of approximately 4.8%. The increase versus fiscal 1991 resulted from improved market conditions during the final six months of fiscal 1992, a greater retention of Safemove(R) insurance premiums, and the repurchase of units from a third party, which had previously been operated under a managed equipment agreement. Revenues from the rental of self-storage facilities were $58.6 million in fiscal 1992 compared to $54.1 million in fiscal 1991, an increase of approximately 8.3%. Storage revenues during fiscal 1992 were positively impacted by improved pricing, additional rentable square footage, higher occupancy levels, and reduced delinquency rates. Various other revenues declined by an aggregate $13.4 million due principally to a reduction in the types of general rental items offered and the phase-out of recreational vehicle rentals.

    Net sales were $156.0 million in fiscal 1992, as compared to $160.5 million in fiscal 1991, a decrease of approximately 2.8%. Moderate revenue growth from the sale of moving support items (i.e. boxes, etc.), propane, and repair parts was partially offset by reduced sales of recreational vehicles and gasoline and a reduction in outside repair income. Revenue trends for hitch sales and moving support items improved during the last three months of fiscal 1992.

    Cost of sales was $102.9 million in fiscal 1992 versus $113.2 million in fiscal 1991, a decrease of approximately 9.1%. The reduction in fiscal 1992 reflects improved margins and lower sales levels of gasoline and recreational vehicles and a $5.4 million reduction in inventory adjustments associated with shrinkage and loss reserves.

    Operating expenses were reduced to $562.3 million in fiscal 1992 from $581.9 million in fiscal 1991, a decrease of approximately 3.4%. The decrease from the prior year reflects the benefits of numerous cost reduction and containment programs implemented by management subsequent to September 1990. The most significant savings realized were in personnel expense, which declined by $37.0 million, approximately 18.1%, to $167.2 million. The reduction in personnel expense and savings realized in various other expense categories were offset by increases in truck lease expense, which increased from $113.2 million, approximately 7.7%, to $121.9 million due to a full year of expense for leases originated in fiscal 1991, and an increase in equipment maintenance due largely to U-Haul's repurchase of rental trucks owned by a third party, which were previously operated under a managed equipment agreement.

    Depreciation expense was $109.6 million in fiscal 1992 as compared to $114.6 million in fiscal 1991, a decrease of approximately 4.4%. The reduction from the prior year reflects lower depreciation on non-rental equipment and reduced capital expenditures in fiscal 1992.

Oxford -- Life Insurance

    Premiums from Oxford's reinsurance lines before intercompany eliminations were $19.0 million and $22.4 million for the years ended December 31, 1991 and 1990, respectively. Receipts from interest-sensitive business reinsured were $186.9 million and $43.5 million in 1991 and 1990, respectively.

    Effective January 1, 1991, AMERCO elected to self-fund the employee health insurance plan previously insured by Oxford. The effect on Oxford's financial statements in 1991 was a reduction in premium revenues, benefit expenses, and claim liabilities. Oxford remains the administrator of the AMERCO account for which it receives an administrative fee. Premiums from direct lines, including accident and health, before intercompany eliminations were $1.5 million and $17.0 million in 1991 and 1990, respectively. The decrease in 1991 from 1990 in direct lines is primarily attributable to AMERCO's election to self-fund its employee health insurance plan previously insured by Oxford.

    Net investment income before intercompany eliminations was $10.2 million and $10.4 million for the years ended December 31, 1991 and 1990, respectively. Oxford's gain on the sale of investments was $0.1 million and $0.4 million, and Oxford had $1.6 million and $0.6 million of other income, for 1991 and 1990, respectively.

    Benefits and expenses incurred were $21.5 million for the year ended December 31, 1991, a decrease of 46.8% from 1990, reflecting AMERCO's decision to self-insure its employee health insurance plan. Comparable benefits and expenses incurred for 1990 were $40.4 million.

    Operating profit for the year ended December 31, 1991 increased by $0.7 million, approximately 6.7%, to $11.0 million. The increase in operating profit was principally due to increased margins on interest-sensitive business and reduced operating expenses, which were partially offset by lower margins on short-term travel accident business.

RWIC -- Property and Casualty

    RWIC's gross premium writings in 1991 were $133.7 million, as compared to $123.9 million in 1990, an increase of approximately 7.9%. This increase was due to increased writings in the reinsurance markets and general agency markets.

    Net earned premiums were $88.8 million for the year ended December 31, 1991, which represented a decrease of $6.9 million, approximately 7.2%, from 1990 net earned premiums of $95.7 million. This decrease was due primarily to a larger deductible amount on policies issued in connection with U-Haul rental programs.

    Underwriting expenses incurred were $96.7 million for the year ended December 31, 1991, a decrease of $9.3 million, approximately 8.8%, from 1990. Comparable underwriting expenses incurred for 1990 were $106.0 million. This resulted from favorable loss and loss adjustment expense experience.

    Net investment income was $29.5 million in 1991, an increase of $1.7 million, approximately 6.1%, over 1990 net investment income of $27.8 million. This increase in investment income was related to the increase in invested assets that occurred throughout this period, which was attributable to increases in cash flow associated with higher premiums. RWIC's gain on the sale of investments was $0.6 million and $1.0 million, and RWIC had other expense of $0.9 million and $2.5 million, for 1991 and 1990, respectively.

    RWIC's operating profit in 1991 increased $5.2 million, approximately 32.3%, from $16.1 million for the year ended December 31, 1990, as a result of a reduction in underwriting expenses discussed above.

Interest Expense

    Interest expense was $76.2 million in fiscal 1992 as compared to $80.8 million in fiscal 1991, a decrease of approximately 5.7%. The decline in interest expense in fiscal 1992 reflects lower average debt levels outstanding and favorable short term borrowing costs.

Consolidated Group

    As a result of the foregoing, pre-tax earnings of $49.2 million were realized in fiscal 1993 as compared to $25.7 million in fiscal 1992 and a pre-tax loss of $3.5 million in fiscal 1991. After providing for income taxes and accounting for the utilization of operating loss carryforwards, net earnings for fiscal 1993 were $31.9 million as compared to $20.8 million in fiscal 1992 and a net loss of $9.9 million in fiscal 1991.

LIQUIDITY AND CAPITAL RESOURCES

U-Haul

    To meet the needs of its customers, U-Haul must maintain a large inventory of fixed asset rental items. At December 31, 1993, net property, plant, and equipment represented approximately 71.2% of total U-Haul assets and approximately 50.1% of consolidated assets. In the first nine months of fiscal 1994, capital expenditures for property, plant, and equipment increased to $395.2 million, as compared to $74.6 million in the first nine months of fiscal 1993, due to expansion of the rental truck fleet, purchase of trucks previously leased, and increases in the available square footage in the self-storage segment. The capital needs required to fund these acquisitions were funded with internally generated funds from operations, debt and lease financings.

    Cash flow from operations was $171.2 million in the first nine months of fiscal 1994, as compared to $120.0 million in the first nine months of fiscal 1993. The principal components of the net increase in cash flow from operations when compared to last fiscal year are increases in accounts payable and accrued liabilities, depreciation and amortization and receivables.

    At December 31, 1993, total notes and loans payable outstanding was $666.1 million as compared to $697.1 million at March 31, 1993 and $686.2 million at December 31, 1992. This decrease reflects the issuance of preferred stock by the Company in October 1993 which offset the impact of higher levels of capital additions and premature lease terminations initiated by the Company.

    During each of the fiscal years ending March 31, 1994, 1995, and 1996, U-Haul estimates gross capital expenditures will average approximately $390 million as a result of the expansion of the rental truck fleet. This level of capital expenditures, combined with an average of approximately $100 million in annual long-term debt maturities during this same period, are expected to create annual average funding needs of approximately $490 million. Management estimates that U-Haul will fund approximately 50% of these requirements with internally generated funds, including proceeds from the disposition of older trucks and other asset sales. The remainder of the required capital expenditures are expected to be financed through existing credit facilities, new debt placements, lease fundings, and equity offerings. During the first nine months of fiscal 1994, the Company arranged approximately $637 million in debt, lease, and equity financing which has significantly increased liquidity available to the Company in the form of short-term investments, and unutilized committed and uncommitted facilities. In October 1993, the Company placed $152.5 million in preferred stock through a public offering.

Oxford -- Life Insurance

    Oxford's primary sources of cash are premiums, receipts from interest-sensitive products, and investment income. The primary uses of cash are operating costs and benefit payments to policyholders. Matching the investment portfolio to the cash flow demands of the types of insurance being written is an important consideration. Benefit and claim statistics are continually monitored to provide projections of future cash requirements.

    Cash provided by operations and financing activities amounted to $6.3 million and $3.9 million for the three months ended September 30, 1993 and 1992, respectively, and amounted to $13.8 million and $26.4 million for the nine months ended September 30, 1993 and 1992, respectively. In addition to cash flow from operations and financing activities, a substantial amount of liquid funds is available through Oxford's short-term portfolio. At September 30, 1993 and 1992, short-term investments amounted to $22.8 million and $63.5 million, respectively. Management believes that the overall sources of liquidity will continue to meet foreseeable cash needs.

    Stockholder's equity of Oxford, excluding investment in RWIC, decreased to $86.3 million at September 30, 1993 from $90.6 million at September 30, 1992. During 1993, Oxford paid dividends of $10.0 million to Ponderosa.

    Applicable laws and regulations of the State of Arizona require the Company's insurance subsidiaries to maintain minimum capital determined in accordance with statutory accounting practices in the amount of $600,000. In addition, the amount of dividends that can be paid to shareholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior approval of the Insurance Commissioner. Statutory surplus that can be distributed as dividends is $17,076,000 at September 30, 1993. These restrictions are not expected to have a material adverse effect on the ability of the Company to meet its cash obligations.

RWIC -- Property and Casualty

    RWIC's short-term investment portfolio was $6.3 million at September 30, 1993. This level of liquid assets, combined with budgeted cash flow, is adequate to meet periodic needs. This balance also reflects funds in transition from maturity proceeds to long-term investments. The structure of the long-term portfolio is designed to match future cash needs. Capital and operating budgets allow RWIC to schedule cash needs in accordance with investment and underwriting proceeds. RWIC does not have plans for any near term large capital outlays.

    RWIC maintains a diversified investment portfolio, primarily in bonds at varying maturity levels. Approximately 99.1% of the portfolio consists of investment grade securities. The maturity distribution is designed to provide sufficient liquidity to meet future cash needs. Current liquidity remains strong, with RWIC having 26% more invested assets than total liabilities.

    A liability for unpaid losses is recognized based on the estimated ultimate cost of settling claims reported prior to the end of the accounting period, estimates received from ceding reinsures, and estimates for unreported losses based on the historical experience of RWIC, supplemented by insurance industry historical experience. Unpaid loss adjustment expenses are based on historical ratios of loss adjustment expenses paid to losses paid. Unpaid loss and loss expenses are not discounted.

    Shareholder equity increased 6.7% to $150.9 million at December 31, 1992 to $161.0 million at September 30, 1993. RWIC considers current shareholder's equity to be adequate to support future growth and absorb unforeseen risk events. RWIC does not use debt or equity issues to increase capital and therefore has no exposure to capital market conditions. During the first six months of 1993, RWIC paid no shareholder dividends.

Credit Agreements

    The Company's operations are funded by various credit and financing arrangements, including unsecured long-term borrowings, unsecured medium-term notes, and revolving lines of credit with domestic and foreign banks. As of December 31, 1993, the Company had $666.1 million in total notes and loans payable outstanding and unutilized committed lines of credit of approximately $303.0 million.

    Certain of the Company's credit agreements contain restrictive financial and other covenants, including, among others, covenants with respect to incurring additional indebtedness, maintaining certain financial ratios, and placing certain additional liens on its properties and assets. At December 31, 1993, the Company was in compliance with these covenants. In addition, these credit agreements contain provisions that could result in a required prepayment upon a "change in control" of the Company.

    Under certain of the Company's credit agreements, a "change in control" is deemed to occur if (a) any transfer of any shares of any class of capital stock results in the Company's ESOP and members of the Shoen family owning in the aggregate less than the amount of capital stock as may be necessary to enable them to cast in excess of 50% of the votes for the election of directors of the Company or (b) during any period of two consecutive years, persons who at the beginning of such period constituted the Board of Directors of the Company (including any director approved by a vote of not less than 66 2/3% of such board) cease for any reason to constitute greater than 50% of the then acting Board. See "Investment Considerations -- Existing Management -- Potential Change in Control."

    The Company is further restricted in the type and amount of dividends and distributions that it may issue or pay, and in the issuance of certain types of preferred stock. The Company is prohibited from issuing shares of preferred stock that provide for any mandatory redemption, sinking fund payment, or mandatory prepayment, or that allow the holders thereof to require the Company or any subsidiary of the Company to repurchase such preferred stock at the option of such holders or upon the occurrence of any event or events without the consent of its lenders.

OTHER

    Statement of Financial Accounting Standards No. 106, "Accounting for Post-Retirement Benefits Other Than Pensions," was issued by the Financial Accounting Standards Board in December 1990. The statement requires that the expected costs of health care and life insurance provided to retired employees be recognized as expense during the years employees render service. The Company adopted the provisions of this statement effective April 1, 1993. The accumulated postretirement benefit obligation of the Company resulted in a $3.5 million cumulative effect adjustment in the first quarter of fiscal 1994.

    Further, during the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income
Taxes." This statement requires a change from the deferred to the liability method of computing deferred income taxes. The adoption of the provisions of this statement resulted in a cumulative net increase in deferred income taxes payable of $11.1 million. The Company adopted this change retroactively to April 1, 1988.

    In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers" Accounting for Postemployment Benefits.'' The statement applies to employers who provide certain benefits to former or inactive employees after employment but before retirement. It requires that the cost of such benefits be recognized over the service period of employees as these benefits vest or accumulate. The provisions of this statement must be adopted for fiscal years beginning after December 15, 1993. The Company has not completed an evaluation of the effect of this statement on the Company's financial position or results of operations, or the timing of adoption, however, management does not believe the impact will be material.

    In December 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." The statement applies to insurance enterprises and establishes the conditions required for a contract with a reinsurer to be accounted for as reinsurance and prescribes accounting and reporting standards for those contracts. Implementation is required for fiscal years beginning after December 15, 1992. The Company has evaluated the effect of this statement to determine that implementation will not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

    Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was issued by the Financial Accounting Standards Board in May 1993. The statement establishes standards of financial accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Implementation is required for fiscal years beginning after December 15, 1994. This new statement would require the Company to classify certain investments into three categories: held-to-maturity securities, trading securities, and available-for-sale securities. Substantially all of the Company's investments are held to maturity and, as such, are recorded at amortized cost. Consequently, although the Company has not completed an evaluation of the effect of this statement, the Company does not believe the impact of adoption will be material.

IMPACT OF INFLATION

    Inflation has had no material financial effect on the Company's results of operations in the years discussed.


                                   BUSINESS

HISTORY

    The Company was founded in 1945 under the name "U-Haul Trailer Rental Company." From 1945 to 1975, the Company rented trailers and trucks on a one-way and local round-trip basis through independent dealers (at that time principally independent gasoline service stations). Since 1974, the Company has developed a network of Company-owned rental centers ("U-Haul Centers") (through which U-Haul rents its trucks and trailers and provides a number of other related products and services) and has expanded the number and geographic diversity of its independent dealers. At December 31, 1993, the Company's distribution network included approximately 1,031 U-Haul Centers and approximately 10,943 independent dealers.

    In March 1974, in conjunction with the acquisition and construction of U-Haul Centers, the Company entered the self-storage business. As of December 31, 1993 such self-storage facilities were located at or near approximately 60% of the Company's U-Haul Centers. Beginning in 1974, the Company introduced the sale and installation of hitches and towing systems, as well as the sale of support items such as packing and moving aids. During 1983, the Company expanded its range of do-it-yourself rental products to include tools and equipment for the homeowner and small contractor and other general rental items.

    In 1969, the Company acquired Oxford to provide employee health and life insurance for the Company in a cost-effective manner. In 1973, the Company formed RWIC to provide automobile liability insurance for the U-Haul truck and trailer rental customers.

    In 1987, the Company experienced a substantial change in the composition of its Board of Directors which resulted in the election of the current management team. Thereafter, the Company began the implementation of a strategic plan designed to emphasize reinvestment in its core do-it-yourself rental, moving, and storage business. The plan included a fleet renewal program (see "Business -- U-Haul Operations -- Rental Equipment Fleet"), and provided for the discontinuation of certain unprofitable and unrelated operations. As part of its plan, the Company discontinued the operation of its full-service moving van lines, initiated the phase out of its recreational vehicle rental operations, and began the disposition of its recreational vehicle rental fleet. The disposition of the moving van lines' assets and the recreational vehicle rental fleet were completed in 1988 and 1992, respectively. The Company also eliminated various types of rental equipment and closed certain warehouses and repair facilities. As a result, the Company was able to reduce its non-seasonal work force by approximately 40% between 1987 and 1992. The Company believes that its refocused business strategy enabled U-Haul to generate higher revenues and to achieve significant cost savings. See "Investment Considerations -- Existing Management -- Potential Change in Control" and "Investment Considerations -- Dependence Upon Key Personnel."

    Since 1987, the Company has sold surplus real estate assets with a book value of approximately $37.4 million for total proceeds of approximately $75.3 million. At December 31, 1993, the book value of the Company's real estate assets deemed to be surplus was approximately $21.6 million.

    In 1990, the Company reorganized its operations into separate legal entities, each with its own operating, financial, and investment strategies. The reorganization separated the Company into three parts: U-Haul rental operations, insurance, and real estate. The purpose of the reorganization was to increase management accountability and to allow the allocation of capital based on defined performance measurements.

BUSINESS STRATEGY

U-Haul Operations

    The Company's present business strategy remains focused on the do-it-yourself moving customer. The objective of this strategy is to offer, in an integrated manner over a diverse geographical area, a wide range of products and services to the do-it-yourself moving customer.

    Integrated Approach to Moving. Through its "Moving Made Easier(R)" program, the Company strives to offer its customers a high quality, reliable, and convenient fleet of trucks and trailers at reasonable prices while simultaneously offering other related products and services, including moving accessories, self-storage facilities, and other items often desired by the do-it-yourself mover. The rental trucks purchased in the fleet renewal program have been designed with the do-it-yourself customer in mind to include features such as low decks, air conditioning, power steering, automatic transmissions, soft suspensions, AM/FM cassette stereo systems, and over-the-cab storage. The Company has introduced certain insurance products, including "Safemove(R)" and "Safestor(R)," to provide the do-it-yourself mover with certain moving-related insurance coverage. In addition, the Company provides rental customers the option of storing their possessions at either their points of departure or destination.

    Wide Geographic Distribution. The Company believes that customer access, in terms of truck or trailer availability and proximity of rental location, is critical to its success. Since 1987, the Company has more than doubled the number of U-Haul rental locations, with a net addition of approximately 5,400 independent dealers.

    High Quality Fleet. To effectively service the U-Haul customer at these additional rental locations with equipment commensurate with the Company's commitment to product excellence, the Company, as part of the fleet renewal program, purchased approximately 59,000 new trucks between March 1987 and December 31, 1993 and reduced the overall average age of its truck fleet from approximately 11 years at March 1987 to approximately 5 years at December 31, 1993. During this period, approximately 60,000 trucks were retired or sold.

    Since 1990, U-Haul has replaced approximately 46% of its trailer fleet with new, more aerodynamically designed trailers better suited to the low height profile of many newly manufactured automobiles. Given the mechanical simplicity of a trailer relative to a truck and a trailer's longer useful life, the Company expects to replace trailers only as necessary.

    Network Management System. Beginning in 1983, the Company implemented a point-of-sale computer system for all of its Company-owned locations. The system was designed primarily to handle the Company's reservations, traffic, and reporting of rental transactions. The Company believes that the implementation of the system has been a significant factor in allowing the Company to increase its fleet utilization. Since the initial implementation, the Company has added several additional enhancements to the system, including full budgeting and financial reporting systems.

Insurance Operations

    Oxford -- Life Insurance. Oxford's business strategy emphasizes long-term capital growth funded through earnings from reinsurance and investment activities. In the past, Oxford has selectively reinsured life, health, and annuity-type insurance products. Oxford anticipates pursuing its growth strategy by providing reinsurance facilities to well-managed insurance or reinsurance companies offering similar type products who are desirous of additional capital either as a result of rapid growth or regulatory demands or who are divesting non-core business lines.

    RWIC -- Property and Casualty. RWIC's principal business strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets. RWIC believes that providing U-Haul and U-Haul customers with property and casualty insurance coverage has enabled it to develop expertise in the areas of rental vehicle lessee insurance, self-storage property coverage, motor home insurance coverage, and general rental equipment coverage. RWIC has used and plans to continue to use this knowledge to expand its customer base by offering similar products to customers other than U-Haul. In addition, RWIC plans to expand its involvement in specialized areas by offering commercial multi-peril and surety coverage and by assuming reinsurance business.

U-HAUL OPERATIONS

General

    The Company's do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of Company-owned U-Haul Centers and independent dealers throughout the United States and Canada.

    Substantially  all  of  the  Company's  rental  revenue  is  derived  from do-it-yourself moving customers. The remaining business comes from commercial/industrial customers. Moving rentals include: (i) local
(round-trip) rentals, where the equipment is returned to the originating U-Haul Center or independent dealer and (ii) one-way rentals, where the equipment is returned to a U-Haul Center or independent dealer in another city. Typically, the number of local rental transactions in any given year is substantially greater than the number of one-way rental transactions. However, total revenues generated by one-way transactions in any given year typically exceed total revenues from local rental transactions.

    As part of the Company's integrated approach to the do-it-yourself moving market, U-Haul has a variety of product offerings. U-Haul's "Moving Made Easier(R) program is designed to offer safe, well-equipped rental trucks and trailers at a reasonable price and to provide support items such as furniture pads, hand trucks, appliance and utility dollies, mirrors, tow bars, tow dollies, and bumper hitches. The Company also sells boxes, tape, and packaging materials and rents additional items such as floor polishers and carpet cleaning equipment at its U-Haul Center locations. U-Haul Centers also install hitches and sell propane, and some of them sell gasoline. U-Haul sells insurance packages such as (i) "Safemove(R)," which provides moving customers with a damage waiver, cargo protection, and medical and life coverage, and
(ii) "Safestor(R)," which provides self-storage rental customers with various insurance coverages.

    The U-Haul truck and trailer rental business tends to be seasonal with more transactions and revenues generated in the spring and summer months than during the balance of the year. The Company attributes this seasonality to the preference of do-it-yourself movers to move during this time. Also, consistent with do-it-yourself mover preferences, the number of rental transactions tends to be higher on weekends than on weekdays.

Rental Equipment Fleet

    As of December 31, 1993, U-Haul's rental equipment fleet consisted of approximately 69,000 trucks and approximately 89,000 trailers. Rental trucks are offered in five sizes and range in size from the ten-foot "Mini-Mover(R)" to the twenty-six-foot "Super-Mover(R)." In addition, U-Haul offers pick-up trucks and cargo vans at many of its locations. Trailers range between six feet and twelve feet in length and are offered in both open and closed box configurations.

Distribution Network

    The Company's U-Haul products and services are marketed across the United States and Canada through, as of December 31, 1993, approximately 1,031 Company-owned U-Haul Centers and approximately 10,943 independent dealers. The independent dealers, which include gasoline station operators, general equipment rental operators, and others, rent U-Haul trucks and trailers in addition to carrying on their principal lines of business. U-Haul Centers, however, are dedicated to the U-Haul line of products and services and offer those and related products and services. Independent dealers are commonly located in suburban and rural markets, while U-Haul Centers are concentrated in urban and suburban markets.

    Independent dealers receive U-Haul equipment on a consignment basis and are paid a commission on gross revenues generated from their rentals. Independent dealers also may earn referral commissions on U-Haul products and services provided at other U-Haul locations. The Company maintains contracts with its independent dealers that can be cancelled upon thirty days" written notice by either party.

    In addition, the Company has sought to improve the productivity of its rental locations by installing computerized reservations and network management systems in each U-Haul Center and a limited number of independent dealers. The Company believes that these systems have been a major factor in enabling the Company to deploy equipment more effectively throughout its network of locations and anticipates expanding these systems to cover additional independent dealers.

    The Company's U-Haul Center and independent dealer network in the United States and Canada is divided into 12 districts, each supervised by an area district vice president. Within the districts, the Company has established local marketing companies, each of which, guided by a marketing company president, is responsible for retail marketing at all U-Haul Centers and independent dealers within its respective geographic area.

    Although rental dealers are independent, U-Haul area field managers oversee the dealer network by inspecting each independent dealer's facilities and auditing their activities on a regular basis. In addition, the area field managers recruit new independent dealers for expansion or replacement purposes. U-Haul has instituted performance compensation programs that focus on accomplishment and reward strong performers.

Self-Storage Business

    U-Haul entered the self-storage business in 1974 and since that time has increased the rentable square footage of its storage locations through the acquisition of existing facilities and new construction. In addition, the Company has entered into management agreements to manage self-storage properties owned by other companies and is exploring the possibility of expanding this type of operation as well as expanding its ownership of self-storage facilities.

    Through approximately 600 Company-owned locations in the United States and Canada, the Company offers for rent more than 10 million square feet of self-storage space. The Company's self-storage facility locations have an average of 16,800 square feet of storage space, with individual storage spaces ranging in size from 16 square feet to 200 square feet.

    Units are rented to individuals and businesses for temporary storage on a monthly basis. In fiscal 1993, occupancy rates increased to approximately 85% from approximately 83% in the prior year. During fiscal 1993 and fiscal 1992, delinquent rentals as a percentage of total storage rentals were approximately 5% in each year, which rate the Company considers to be satisfactory.

    The Company also provides financing and management services for independent self-storage businesses. As of December 31, 1993, the Company has loaned approximately $38.5 million to approximately 70 different self-storage businesses. Thirty-eight of these businesses have retained the Company to provide management services.

Equipment Design, Manufacture, and Maintenance

    The Company designs and manufactures its truck van boxes, trailers, and various other support rental equipment items. With the needs of the do-it-yourself moving customer in mind, the Company's equipment is designed to achieve high safety standards, simplicity of operation, reliability, convenience, durability, and fuel economy. Truck chassis are manufactured to Company specifications by both foreign and domestic truck manufacturers. These chassis receive certain post-delivery modifications and are joined with van boxes at 7 Company-owned manufacturing and assembly facilities in the United States.

    The Company services and maintains its trucks and trailers through a periodic maintenance program. Regular vehicle maintenance is generally performed at Company-owned facilities located throughout the United States and Canada. Major repairs are performed either by the chassis manufacturers' dealers or by Company-owned repair shops. To the extent available, the Company takes advantage of manufacturers' warranties.

    Since the fleet renewal program began in fiscal 1987, the number of repair locations has been reduced significantly. Maintenance costs declined from a high of $163.0 million in fiscal 1987 to a low of $80.5 million in fiscal 1989. However, due to a reduction both in new truck purchases and older truck retirements in fiscal 1992 and fiscal 1993, maintenance expense increased to $150.3 million in fiscal 1993. Commencing in fiscal 1994, the Company has, as part of its fleet renewal program, resumed the purchase of new trucks and the retirement of older trucks with the objective of increasing the size of the truck fleet, stabilizing maintenance costs and attaining an average fleet age of approximately four years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Competition

    The do-it-yourself moving truck and trailer rental market is highly competitive and dominated by national operators in both the local and one-way markets. These competitors include the truck rental divisions of Ryder System, Penske Truck Leasing, and Budget Rent-A-Car. Management believes that there are two distinct users of rental trucks: commercial users and do-it-yourself users. As noted above, the Company focuses on the do-it-yourself mover. The Company believes that the principal competitive factors are price, convenience of rental locations, and availability of quality rental equipment.

    The self-storage industry is also highly competitive. In addition to the Company, there are two other national firms, Public Storage and Shurgard, and numerous regional and local operators. Efficient management of occupancy and delinquency rates, as well as price and convenience, are key competitive factors.

Employees

    As of December 31, 1993, the Company's non-seasonal work force consisted of approximately 11,300 employees comprised of approximately equal numbers of part-time and full-time employees. During the summer months, the Company increases its work force by approximately 2,300 employees and the percentage of part-time employees increases to approximately 54% of the total work force. The Company's employees are non-unionized, and management believes that its relations with its employees are satisfactory.

INSURANCE OPERATIONS

Oxford -- Life Insurance

    Oxford underwrites life, health, and annuity insurance, both as a direct writer and as an assuming reinsurer. In the past, many of Oxford's direct lines were related to group life, health, and disability coverage issued to employees of AMERCO and its subsidiaries. Since January 1991, AMERCO has self insured its employee health insurance plan, and Oxford now acts as an administrator for that plan. For the year ended December 31, 1993, approximately 6.3% of Oxford's premium revenues resulted from business with AMERCO and its subsidiaries. Oxford's other direct businesses include individual life insurance acquired from other insurers and a small volume of individual annuity products written through independent agents, which together accounted for approximately 5.0% of Oxford's premium revenues for the year ended December 31, 1993.

    Oxford's reinsurance lines, which accounted for approximately 88.7% of Oxford's premium revenues for the year ended December 31, 1993, include individual life insurance coverage, individual annuity coverage, single and flexible premium deferred annuity coverages, excess loss health insurance coverage, and short-term travel accident coverage. These reinsurance arrangements are entered into with unaffiliated insurers, except for travel accident products assumed from RWIC.

RWIC -- Property and Casualty

    RWIC's underwriting activities consist of three basic areas: U-Haul and U-Haul affiliated underwriting; direct underwriting; and assumed reinsurance underwriting. U-Haul underwritings include coverage for U-Haul and U-Haul employees, and U-Haul affiliated underwritings consist primarily of coverage for U-Haul customers. For the year ended December 31, 1993, approximately 45% of RWIC's written premiums resulted from U-Haul and U-Haul affiliated underwriting activities. RWIC's direct underwriting is done through home office underwriters and selected general agents. The products provided include liability coverage for rental vehicle lessees and storage rental properties, and coverage for commercial multiple peril, surety, and excess workers compensation. RWIC's assumed reinsurance underwriting is done via broker markets and includes, among other things, reinsurance of municipal bond insurance written through MBIA, Inc.

    Risks of the Property and Casualty Insurance Industry. The operating results of the property and casualty insurance industry, including RWIC, are subject to significant fluctuations due to numerous factors, including premium rate competition, catastrophic and unpredictable events (including man-made and natural disasters), general economic and social conditions, interest rates, investment returns, changes in tax laws, regulatory developments, and the ability to accurately estimate loss reserves.

Investments

    Oxford's and RWIC's investments must comply with the insurance laws of the State of Arizona where the companies are domiciled. These laws prescribe the type, quality, and concentration of investments that may be made. In general, these laws permit investments in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, and real estate, within specified limits and subject to certain qualifications. Moreover, in order to be considered an acceptable reinsurer by cedents and intermediaries, a reinsurer must offer financial security. The quality and liquidity of invested assets are important considerations in determining such security.

    The investment philosophies of Oxford and RWIC emphasize protection of principal through the purchase of investment grade fixed income securities. Approximately 99% of their respective portfolios consist of investment grade securities. The maturity distributions are designed to provide sufficient liquidity to meet future cash needs.

Reinsurance

    The Company's insurance operations assume and cede insurance from and to other insurers and members of various reinsurance pools and associations. Reinsurance arrangements are utilized to provide greater diversification of risk and to minimize exposure on large risks. However, the original insurer remains liable should the assuming insurer not be able to meet its obligations under the reinsurance agreements.

Regulation

    The Company's insurance subsidiaries are subject to considerable regulation and supervision in the states in which they transact business. The purpose of such regulation and supervision is primarily to provide safeguards for policyholders, rather than to protect the interests of the security holders, including holders of the Securities. As a result of federal legislation, the primary regulation of the insurance industry is performed by the states. State regulation extends to such matters as licensing companies; restricting the types or quality of investments; regulating capital and surplus and actuarial reserve maintenance; setting solvency standards; requiring triennial financial examinations, market conduct surveys, and the filing of reports on financial condition; licensing agents; regulating aspects of the insurance companies' relationship with their agents; restricting expenses, commissions, and new business issued; imposing requirements relating to policy contents; restricting use of some underwriting criteria; regulating rates, forms, and advertising; limiting the grounds for cancellations or non-renewal of policies; regulating solicitation and replacement practices; and specifying what might constitute unfair practices. State laws also regulate transactions and dividends between an insurance company and its parent or affiliates, and generally require prior approval or notification for any change in control of the insurance subsidiary.

    In the past few years, the insurance and reinsurance regulatory framework has been subjected to increased scrutiny by the National Association of Insurance Commissioners (the "NAIC"), state legislatures, insurance regulators, and the United States Congress. State legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems. The NAIC and state insurance regulators have been examining existing laws and regulations with an emphasis on insurance company investment and solvency issues. Legislation has been introduced in Congress that could result in the federal government assuming some role in the regulation of the insurance industry. It is not possible to predict the future impact of changing state and federal regulation on the operations of Oxford and RWIC.

    Beginning in 1993, the NAIC adopted and implemented minimum risk-based capitalization requirements for life insurance companies, including Oxford. As of the date of this Prospectus, Oxford is in compliance with these requirements. The NAIC is testing a model for establishing minimum risk-based capitalization requirements for property and casualty insurance and reinsurance companies. The NAIC's stated objective in developing such risk-based capital standards is to improve solvency monitoring. Testing of the property and casualty risk-based capitalization model was completed during 1993, with formal implementation occurring in 1994. RWIC believes that its capital and surplus are adequate to meet the risk-based capital requirements contained in the NAIC's current proposal.

Competition

    The insurance industry is competitive. Competitors include a large number of life insurance companies and property and casualty insurance companies, some of which are owned by stockholders and others of which are owned by policyholders (mutual). Many companies in competition with Oxford and RWIC have been in business for a longer period of time or possess substantially greater financial resources. Competition in the insurance business is based upon price, product design, and services rendered to producers and policyholders.

AMERCO REAL ESTATE COMPANY

    AREC owns and manages most of the Company's real estate assets, including the Company's U-Haul Center locations. AREC has responsibility for acquiring and developing properties suitable for new U-Haul Centers and self-storage locations. In addition to the U-Haul operations, AREC actively seeks to lease or dispose of surplus properties. See "Business -- History."

LITIGATION

    The Company and certain members of the Company's Board of Directors are defendants in an action currently pending in the Superior Court of the State of Arizona in and for the County of Maricopa entitled Samuel W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139, instituted August 2, 1988. The plaintiffs, certain stockholders of the Company, who are part of a stockholder group that is currently opposed to existing Company management (see "Principal Shareholders"), filed a Fourth Amended Complaint in February 1992 and have alleged, among other things, that certain of the individual plaintiffs were wrongfully excluded from sitting on the Company's Board of Directors in 1988 through the sale of Company common stock to certain key employees. That sale allegedly prevented such stockholder group from gaining a majority position in the Company's voting stock and control of the Company's Board of Directors. The plaintiffs allege various breaches of fiduciary duty and other unlawful conduct by the individual defendants and seek equitable relief, compensatory damages, and punitive damages. The Court has dismissed all claims for equitable relief that would have allowed the plaintiffs to sit on the Board of Directors, subject only to the right, to the extent that any exists, of the plaintiffs to appeal such dismissal. The Court has also dismissed all claims by all but two of the plaintiffs, except for certain derivative claims for attorney's fees and costs. The Court has scheduled a trial of the case on August 17, 1994. Management of the Company does not expect the plaintiffs' damage claims to result in a material loss to the Company.

    Private arbitration proceedings commenced by Selling Stockholder and Paul Shoen against the Company were convened on June 19, 1994. In the arbitration, the Selling Stockholder asserts that the Company has breached its obligations to her by failing to timely register the sale of her shares pursuant to this Prospectus and by failing to remove the right of first refusal on all Company common stock. Paul Shoen asserts that the Company has breached its obligations to him by failing to consummate the purchase from him of 58,824 shares of Company common stock for an aggregate purchase price of $1,000,000 and, on an anticipatory basis, by failing to remove the right of first refusal on all of the Company's outstanding common stock. See "Selling Security Holder." Selling Stockholder and Paul Shoen assert that, as a consequence of these alleged breaches, they are released from the Stockholder Agreement described under "Principal Shareholders." The Company disagrees with the above assertions. An arbitration hearing on these issues is presently scheduled for July 26, 1994.

    In addition, the Company is a party to various litigation incident to its business operations, the ultimate disposition of which the Company believes will not have a material adverse effect on its financial condition or operating results.

ENVIRONMENTAL MATTERS

Underground Storage Tanks

    The Company owns properties that, as of December 31, 1993, contained a total of approximately 1,800 underground storage tanks ("USTs"). The USTs are used to store various petroleum products, including gasoline, fuel oil, and waste oil. The USTs are subject to various federal, state, and local laws and regulations that require testing and removal of leaking USTs, and remediation of polluted soils and groundwater under certain circumstances. In addition, if leakage from USTs has migrated, the Company may be subject to civil liability to third parties. In fiscal years 1990 through 1993, the Company incurred expenditures totalling approximately $12.5 million for removal and remediation of approximately 755 USTs, a portion of which may be recovered from insurance and certain states' funds for the removal of USTs. Expenditures incurred through the end of fiscal 1993 may not be representative of future experience. However, the Company believes that compliance with laws and regulations, and cleanup and liability costs related to USTs will not have a material adverse effect on the Company's financial condition or operating results.

    In fiscal 1989, the Company instituted a program to test its USTs for leakage and to remove all but approximately 100 of the approximately 2,755 USTs then existing by the year 2000. The approximately 100 USTs expected to remain at the conclusion of the Company's testing and removal program are currently anticipated to consist primarily of waste oil tanks not required to be removed under current laws and regulations and gasoline tanks located at its remote rental locations where their use is deemed necessary to service the Company's moving customers. The Company currently budgets $3 million annually for UST testing, removal, and remediation. The Company treats these costs as capital costs to the extent that they improve the safety or efficiency of the associated properties as compared to when the properties were originally acquired or if the costs are incurred in preparing the properties for sale.

Federal Superfund Sites

    The Company has been named as a "potentially responsible party" ("PRP") with respect to the disposal of hazardous wastes at twelve federal superfund hazardous waste sites located in nine states. Under applicable federal laws and regulations the Company could be held jointly and severally liable for the costs to clean up these sites. The process of site assessment is in its early stages and has not progressed sufficiently to enable the Company to make a definitive estimate of the clean-up costs. However, based upon the information currently available to the Company regarding the size of these twelve sites, the current anticipated magnitude of the clean-up, the number of PRPs, and the volumes of hazardous waste currently anticipated to be attributed to the Company and other PRPs, the Company believes its share of the cost of investigation and clean-up at the twelve federal superfund sites will not have a material adverse effect on the Company's financial condition or operating results. In addition, the Company believes that insurance coverage may be available to cover all or some of the cost with respect to these federal superfund sites.

Washington State Hazardous Waste Sites

    The Company owns property within two state hazardous waste sites in the State of Washington. The Company owns a parcel of property in Yakima, Washington that is believed to contain elevated levels of pesticide and other contaminant residue as a result of on-site operations conducted by one or more former owners. The State of Washington has designated the property as a state hazardous waste site known as the "Yakima Valley Spray Site." The Company has been named by the State of Washington as a "potentially liable party" ("PLP") under state law with respect to this site. The Company, together with eight other companies and persons, has formed a committee that has retained an environmental consultant. The process of site assessment on the Yakima Valley Spray Site is in its early stages and, based upon the information currently available to the Company regarding the volume and nature of wastes present, the Company is unable to accurately assess the potential investigation and clean-up costs, but the costs could be substantial. Although the Company has entered into an agreement with such other companies and persons under which the Company has assumed responsibility for 20% of the costs to investigate the site, no agreement among the parties with respect to clean-up costs has been entered into at the date of this Prospectus.

    In addition, the Company has been named by the State of Washington as a PLP along with 12 other PLPs with respect to another state-listed hazardous waste site known as the "Yakima Railroad Site." The Yakima Valley Spray Site is located within the Yakima Railroad Site. The Company has been notified that the Yakima Railroad Site involves potential groundwater contamination in an area of approximately two square miles. The Company has contested its designation as a PLP at this site, but, at the date of this Prospectus, no formal ruling has been issued in this matter.

    In February 1992, the State of Washington issued an enforcement order to the Company and eight other parties requiring conduct of an interim remedial action involving the provision of bottled water to households that obtain drinking water from wells within the Yakima Railroad Site. Without conceding any liability, the Company and several of the other PLPs have implemented the bottled water program. The State of Washington has stated its intention to expand the existing municipal water system to supply municipal water to those households currently receiving bottled water, and it is estimated that the cost thereof will be approximately $6 million, with such cost being allocated among the PLPs.

    In addition, there will be costs associated with remedial measures to address the regional groundwater contamination issue. The process of site assessment on the Yakima Railroad Site is in its early stages and, based upon the information currently available to the Company regarding the volume and nature of wastes present, the Company is unable to accurately assess the potential investigation and clean-up costs, but the costs could be substantial. Moreover, the investigative and remedial costs incurred by the State can be imposed upon the Company and any other PLP as a joint and several liability. At the date of this Prospectus, other than the indication of the expansion of the municipal water system, there has been no formal indication from the State of Washington of its intentions regarding future cost recoveries at the Yakima Railroad Site.

Other

    The Company owns 7 facilities that manufacture and assemble various components of the Company's equipment. In addition, the Company owns various facilities engaged in the maintenance and servicing of its equipment. Various individual properties owned and operated by the Company are subject to various state and local laws and regulations relating to the methods of disposal of solvents, tires, batteries, antifreeze, waste oils, and other materials. Compliance with these requirements is monitored and enforced at the local level. Based upon information currently available to the Company, compliance with these local laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's financial condition or operating results.

    The Company currently leases approximately 179 properties to various businesses. The Company has a policy of leasing properties subject to an environmental indemnification from the lessee for operations conducted by the lessee. It should be recognized, however, that such indemnifications do not cover pre-existing conditions and may be limited by the lessee's financial capabilities. In any event, to the extent that any lessee does not perform any of its obligations under applicable environmental laws and regulations, the
Company may remain potentially liable to governmental authorities and other third parties for environmental conditions at the leased properties. Furthermore, as between the Company and its lessees, disputes may arise as to allocations of liability with respect to environmental conditions at the leased properties.

    Finally, it should be recognized that the Company's present and past facilities have been in operation for many years and, over that time in the course of those operations, some of the Company's facilities have generated, used, stored, or disposed of substances or wastes that are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future, the precise nature of which the Company cannot now predict.


                           SELLING SECURITY HOLDER

    The common stock offered hereunder is held by Sophia M. Shoen ("Shoen"). Shoen currently owns 2,301,707 shares of common stock directly and 108,891 shares of common stock indirectly through Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Sophia
M. Shoen, Grantor). Five Hundred Thousand shares of common stock are offered hereunder. After the sale of the Securities, Shoen will own 1,801,707 shares directly (4.66%) and 108,891 shares indirectly (0.28%).

    In recent years, Shoen has been involved in several transactions with the Company, both individually and through affiliates. A tow dolly fleet owned by Samlo, a partnership in which Shoen is a partner, generated net operating revenues from the Company of $65,000, $78,000, and $109,000 for the years ended March 31, 1994, 1993, and 1992.

    On September 1, 1993, the Company, Sophmar, Inc., a corporation controlled by Shoen, and Sophmar Acquisition, Inc., a subsidiary of the Company ("S.A.") entered into an Agreement and Plan of Merger pursuant to which S.A. merged into Sophmar, Inc., and became a wholly-owned subsidiary of the Company. In exchange for Sophmar, Inc.'s capital stock, the stockholders of Sophmar, Inc. (Shoen and a certain irrevocable trust established by Shoen) collectively received 2,500,920 shares of common stock, the same number of shares of common stock held by Sophmar, Inc. Shoen received 2,392,029 of these shares and the trust received 108,891 of the shares.

    The merger described in the preceding paragraph was effected in accordance with the terms of Merger Option Agreement, dated as of May 1, 1992, among Shoen, Sophmar, Inc. and the Company (the "Sophmar Merger Option Agreement"). The Sophmar Merger Option Agreement required the Company to cause a subsidiary of the Company to be merged with or into Sophmar, Inc. at its request. The
Company conditioned these merger rights on Shoen and Sophmar, Inc. entering into an agreement that, among other things prohibits Shoen and Sophmar, Inc. directly or indirectly from offering, selling, pledging, or otherwise disposing of any shares of common stock or securities convertible into or exchangeable for common stock prior to March 1, 1999. This prohibition does not apply, however, to sales of securities pursuant to a registered offering and limited sales of securities that are designed not to disrupt a public offering of securities by the Company. With certain limitations, the Company has agreed to indemnify Sophmar, Inc. and Shoen for liabilities arising out of the merger.

    Pursuant to a Share Repurchase and Registration Rights Agreement, dated as of May 1, 1992 (the "Registration Rights Agreement"), among Shoen, Sophmar, Inc., and the Company, Shoen may elect to require the Company to repurchase, with certain limitations, (i) a number of shares of common stock determined by dividing $375,000 by the "Share Price" (as defined) during the period from May 11, 1992 to and including September 30, 1992 (the "Initial Period"), (ii) a number of shares of common stock determined by dividing $1,500,000 (less the aggregate dollar amount of shares repurchased during the Initial Period) by the Share Price during the period from October 1, 1992 to and including September 30, 1993, and (iii) a number of shares of common stock determined by dividing $1,500,000 by the Share Price during the period from October 1, 1993 to and including September 30, 1994. The Registration Rights Agreement provides that the Company's obligations to repurchase any shares from Shoen shall be satisfied if such shares are purchased by the ESOP Trust. The Registration Rights Agreement restricts the disposition of common stock held by Shoen. Pursuant to the Registration Rights Agreement, on May 15, 1992 Shoen sold 9,260 shares of common stock to the ESOP Trust at the then appraised value of $10.80 per share for an aggregate sales price of approximately $100,000 and on September 29, 1993, Shoen sold 90,322 shares of common stock to the ESOP Trust at the then appraised value of $15.50 per share for an aggregate sales price of approximately $1,400,000. Shoen, subject to certain limitations and restrictions, may elect to cause the Company to effect a registration under the Securities Act of 1933, as amended and applicable state securities laws of shares of common stock held by her. Shoen gave notice of exercise of her registration right to register the 500,000 shares of common stock registered hereunder in October, 1993. On June 16, 1994 Shoen gave an additional notice of exercise of her right to require the Company to repurchase 88,235 shares of her common stock.

    Pursuant to a Management Consulting Agreement, dated as of May 1, 1992, Shoen agreed to provide environmental and other consulting services to the Company. In consideration for these services, the Company paid Shoen a yearly fee of $100,000. The Management Consulting Agreement expired May 1, 1994.

                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The Company's Restated Articles of Incorporation authorize the issuance of 150,000,000 shares of common stock with a par value of $0.25 per share and 150,000,000 shares of serial common stock, in one or more series, and with such voting powers, designations, preferences, limitations, restrictions, and relative rights as the Board of Directors of the Company may determine. As of the date of this Prospectus, there are 32,909,729 issued and outstanding shares of the Company's common stock and 5,754,334 issued and outstanding shares of Series A common stock. All of the Series A common stock is held by Mark V. Shoen, Executive Vice-President of Product for U-Haul International, Inc. and a Director of the Company, and by James P. Shoen, a Vice-President and Director of the Company.

PREFERRED STOCK

    The Company's Restated Articles of Incorporation authorize the issuance of 50,000,000 shares of preferred stock, with or without par value, in one or more series, and with such voting powers, designations, preferences, limitations, restrictions, and relative rights as the Board of Directors of the Company may determine. As of the date of this Prospectus, 6,100,000 shares of Series A 8-1/2% Preferred Stock are outstanding and 5,000 shares have been reserved for issuance pursuant to a stockholder rights plan.

                          DESCRIPTION OF SECURITIES

GENERAL

    The common stock sold hereunder will consist of 500,000 shares. The common stock will not be convertible into, or exchangeable for, shares of any other class or classes of stock of the Company. For a description of articles of incorporation and bylaw provisions that would have the effect of delaying, deferring or preventing a change in control of the Company see "Certain Provisions that May Limit Changes in Control."

DIVIDENDS

    Holders of shares of the common stock will be entitled to receive dividends payable when and as declared by the Board of Directors out of funds legally available therefor. The Company does not have a formal dividend policy. The Company's Board of Directors periodically considers the advisability of declaring and paying dividends in light of existing circumstances. See "Stockholder Matters."

    The Company is restricted in the amount of dividends that it may issue or pay pursuant to covenants contained in its credit agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Agreements." At the date of this Prospectus, the most restrictive of such covenants provides that the Company may pay cash dividends on its capital stock only in an amount not exceeding, in the aggregate, computed on a cumulative basis, the sum of
(i) $15 million and (ii) 50% of consolidated net income computed on a cumulative basis for the entire period subsequent to March 31, 1993 (or if such consolidated net income is a deficit figure, then minus 100% of such deficit); provided such dividend is paid within 60 days of being declared. At December 31, 1993, the aggregate amount available for dividends on common stock after providing for dividends on the Series A 8-1/2% Preferred Stock was approximately $35.2 million.

VOTING

    Each share of common stock entitles the holder to one vote in the election of directors and other corporate matters. The Company's Board of Directors is classified into four (4) classes. Voting rights are non-cumulative.

NO PRIOR MARKET FOR COMPANY'S COMMON STOCK

    Prior to this offering, there has been no public market for any of the Company's common stock. The Company expects the Securities to be approved for quotation on the NASDAQ National Market System, but there is no assurance that an active trading market will develop or be maintained following this offering. The initial public offering price has been determined by negotiations among Sophia M. Shoen and the Underwriters. There can be no assurance as to the stability of the market price for the Securities. See "Underwriting."

TRANSFER AGENT

    The transfer agent and registrar for the common stock is Chemical Trust Company of California.

                                 UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representative, Paulson Investment Company Inc., have agreed, severally, to purchase from the Selling Stockholder the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover of this Prospectus.



                                                                    Number
Underwriter                                                        of Shares
- -----------                                                       ------------
Paulson Investment Company Inc.................................
                                                                  ------------
    Total......................................................        500,000
                                                                  ============

    The   Underwriting   Agreement   provides  that  the  obligations  of  the
Underwriters are subject to certain conditions precedent and that the Underwriters shall purchase the total number of shares of common stock shown above if any such shares are purchased.

    The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Company and the Selling Stockholder with respect to certain civil liabilities, including liabilities under the Securities Act of 1933.

    The Company and the Selling Stockholder have been advised by the Representative that the Underwriters propose to offer the common stock purchased by them directly to the public at the initial public offering price set forth on the cover of this Prospectus and to certain dealers at a price that represents a concession within the discretion of the Representative. The Underwriters may allow, and such dealers may reallow, a concession within the discretion of the Representative. The Underwriters are committed to purchase and pay for all of the common stock if any is purchased. After the initial public offering, the offering price and the selling terms may be changed by the Underwriters.

    The Underwriters will purchase the common stock from the Selling Stockholder at a price per share representing a discount of 8% of the public offering price. In addition, the Selling Stockholder has agreed to pay the Representative a nonaccountable expense allowance of 2.5% of the aggregate public offering price of the common stock.

    The foregoing sets forth the material terms and conditions of the Underwriting Agreement, but does not purport to be a complete statement of the terms and conditions thereof, copies of which are on file at the offices of the Representative, the Company and the Commission. See "Available Information."

                            PRINCIPAL SHAREHOLDERS

STOCKHOLDER GROUP

    Three of the Company's eight directors, Edward J. Shoen, Mark V. Shoen, and James P. Shoen, as well as Selling Stockholder, Paul Shoen, Oxford (as trustee) and the ESOP Trustee, are members of the Stockholder Group that on the date of this Prospectus votes approximately 47.6% of the Company's outstanding voting stock. Certain other shareholders are members of a voting group that votes approximately 47.2% of the Company's outstanding voting stock. See Item 12, Security Ownership of Certain Beneficial Owners and Management, in the Company's Annual Report on Form 10-K, for the year ended March 31, 1993. See "Investment Considerations -- Existing Management -- Potential Change in Control."

Term

    The members of the Stockholder Group are parties to a Stockholder Agreement, dated as of May 1, 1992, as amended (the "Stockholder Agreement"), that restricts the disposition of the parties' shares of common stock to certain types of permitted dispositions. The Stockholder Agreement will expire on March 5, 1999, unless earlier terminated.

Voting of Shares

    All of the shares subject to the Stockholder Agreement are voted as agreed upon by the members holding a majority of the shares subject to the Stockholder Agreement. As of the date of this Prospectus, Edward J. Shoen, Mark V. Shoen, and James P. Shoen, each of whom is a director of the Company, collectively hold a majority of the shares subject to the Stockholder Agreement and, therefore, have the ability, if they so agree, to control the vote of the Company's common stock that is subject to the Stockholder Agreement.

ESOP Trust; Release of Shares from Stockholder Agreement

    Three U-Haul officers collectively serve as the "ESOP Trustee" under the ESOP Trust. The ESOP Trustee is appointed by the Company's Board of Directors, and prior to the issuance of the Series A 8-1/2% Preferred Stock in October, 1993 had the power to vote all common stock held in the ESOP Trust in its discretion (other than with respect to certain significant corporate transactions such as mergers or consolidations, recapitalizations, and sales of all or substantially all of the assets of the Company). Under the ESOP, if the Company has outstanding a "registration-type class of securities," which include the Series A 8-1/2% Preferred Stock, each participant (or such participant's beneficiary) in the ESOP directs the ESOP Trustee with respect to the voting of all common stock allocated to the participant's account. All shares in the ESOP Trust not allocated to participants continue to be voted by the ESOP Trustee subject to the Stockholder Agreement. As of December 31, 1993, of the 2,846,143 shares of Company common stock held by the ESOP Trust, 1,112,223 shares were allocated to participants and 1,733,920 shares remained unallocated. Of the 1,112,223 allocated shares, approximately 6,643 shares are allocated to members of the Stockholder Group, which shares would in such event be voted in accordance with the terms of the Stockholder Agreement. Therefore, as of the date of this Prospectus without giving effect to the matters discussed in the two succeeding subsections, the Stockholder Group controls approximately 47.6% of the Company's outstanding common stock. Further, it should be noted that additional shares of common stock not presently allocated to participants' accounts in the ESOP Trust will be allocated as certain debt obligations of the ESOP Trust are repaid resulting in a further reduction in the number of common shares subject to the Stockholder Agreement. As a result of the foregoing, there can be no assurance that the Stockholder Group will be able to continue to elect directors acceptable to it to the Company's Board of Directors or that the Company's current management will remain in place; however, the Company's four-class Board of Directors may delay the effectiveness of any change in management. See "Certain Provisions That May Limit Changes in Control."

Registration Rights; Release of Shares from Stockholder Agreement

    Subject  to certain limitations and restrictions, Paul F. Shoen and Sophia
M. Shoen, who are currently members of the Stockholder Group, may elect to cause the Company to effect a registration under the Securities Act of 1933, as amended (the "1933 Act"), and applicable state securities laws of all or a part (but not less than 100,000 shares) of the shares of common stock held by each of them. Sophia M. Shoen has elected to require the Company to register 500,000 shares of Company's common stock for public sale pursuant to this registration statement. Paul F. Shoen may demand such registration after September 1, 1994. No more than two such registrations may be demanded by either of Paul F. Shoen or Sophia M. Shoen. The Stockholder Agreement permits the disposition of any shares pursuant to a registered public offering under the 1933 Act. All registered shares, when sold, will be released from the Stockholder Agreement. As of the date of this Prospectus, upon the sale of Securities offered hereby the Stockholder Group would control the vote of approximately 46.3% of the Company's common stock. Assuming that Paul F. Shoen and Sophia M. Shoen sold all of their respective shares pursuant to this and subsequent registration requests, the Stockholder Group would control the vote of approximately 32.6% of the Company's common stock. As a result, there can be no assurance that the shares of common stock held by Paul F. Shoen and Sophia M. Shoen will remain subject to the Stockholder Agreement. For this reason, there can be no assurance that the Company's current management will remain in place. See "Business -- Litigation" for a description of arbitration proceedings whereby Shoen and Paul Shoen have asserted claims, which are disputed by the Company that their shares should be released from the Stockholder Group because of the Company's failure to timely register their shares of common stock.

CERTAIN PROVISIONS THAT MAY LIMIT CHANGES IN CONTROL

    Certain provisions summarized below may have the effect of delaying, deferring, or preventing a change in control of the Company.

    The Articles of Incorporation of the Company (the "Articles") provide for the Board of Directors to be divided into four classes of directors serving staggered four-year terms. As a result, approximately one-fourth of the Board of Directors will be elected each year. Moreover, under the Nevada General Corporation Law, an affirmative vote of holders of two-thirds of the then outstanding stock entitled to vote is required to remove a director. This provision, when coupled with the provision of the Articles authorizing only the Board of Directors to fill vacant directorships, may hinder the removal of incumbent directors by stockholders entitled to vote and the simultaneous election of new directors by such stockholders to fill the vacancies created by such removal.

    Moreover, (i) the Company's Bylaws grant the Company a right of first refusal exercisable in connection with any sale of outstanding shares of the Company's common stock (However, the Company has received a shareholder proposal to be acted upon at the Company's Annual Meeting of Shareholders to eliminate the right of first refusal from the Company's Bylaws. See "Investment Considerations -- Existing Management -- Potential Change in
Control."), (ii) the Articles require holders of two-thirds of the then outstanding shares of common stock to amend certain provisions of the Articles, including the classified board provision, to amend the Bylaws, and to approve certain transactions with, among others, holders of five percent of any class of voting stock of the Company, (iii) the Articles prohibit stockholder action by written consent, and (iv) certain of the Company's credit agreements contain provisions that could require the prepayment of all monies outstanding thereunder upon a "change in control." See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Agreements."

    In addition, the Board of Directors has adopted a stockholder rights plan. Pursuant to the plan, rights have been distributed to the holders of the common stock of the Company that entitle such holders to purchase from the Company one one-hundredth of a share of the Company's Series C Preferred Stock at an exercise price of $15,000 per share (the price per share and the exercise price are subject to adjustment). The rights become exercisable if any person or group of affiliated or associated persons becomes the beneficial owner of fifty percent or more of the Company's common stock without approval of a majority of the disinterested members of the Board of Directors (as defined in the plan); such person being defined as an "acquiring person." Upon the occurrence of an Affiliate Merger or Triggering Event (certain transactions defined in the plan involving an acquiring person), each right entitles its holder to purchase, for the exercise price, that number of shares of common stock of the Company having a value equal to twice the exercise price. Upon the occurrence of a Business Combination (as defined in the plan), each right entitles its holder to purchase, for the exercise price, that number of shares of common stock of the acquiring or surviving company having a value equal to twice the exercise price. The rights will expire on July 29, 1998, unless earlier redeemed by the Company pursuant to authorization by a majority of the disinterested Board.

                                LEGAL OPINIONS

    The validity of the common stock offered hereunder will be passed upon for the Company by Lionel, Sawyer & Collins, 300 S. 4th Street, Suite 1700, Las Vegas, Nevada 89101 in reliance with respect to matters of law of the State of Arizona upon Snell & Wilmer, One Arizona Center, Phoenix, Arizona 85004, and for the Underwriters by Grover T. Wickersham, Esq., 430 Cambridge Avenue, Suite 100, Palo Alto, California 94306.

                                   EXPERTS

    The consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1993, as amended, have been so incorporated in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company's Series A 8-1/2% Preferred Stock is listed on the New York Stock Exchange. Reports, proxy statements, and other information filed by the Company may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                    INFORMATION INCORPORATED BY REFERENCE

    The Annual Report of the Company on Form 10-K for the fiscal year ended March 31, 1993, as amended, its Quarterly Reports on Form 10-Q for the quarters ending June 30, September 30, and December 31, 1993, and its definitive Notice and Proxy Statement filed with the Commission on September 1, 1993, relating to the Company's Annual Meeting of Stockholders held on September 23, 1993, are incorporated herein by reference.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated herein by reference.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will cause to be furnished without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any documents described above, other than certain exhibits to such documents. Requests should be addressed to: AMERCO, Investor Relations, 1325 Airmotive Way, Suite 100, Reno, Nevada 89502; telephone: (702) 688-6300.

                            ADDITIONAL INFORMATION

    The Company has filed with the Commission a registration statement (the "Registration Statement") with respect to the Securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INDEMNIFICATION FOR SECURITIES ACT VIOLATIONS

    The Nevada General Corporation Law requires the Company to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Nevada General Corporation Law permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. The Company's Restated Articles of Incorporation eliminate personal liability of directors and officers, to the Corporation or its stockholders, for damages for breach of their fiduciary duties as directors or officers, except for liability (i) for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law, or (ii) for the unlawful payment of dividends. In addition, the Company's Bylaws provide that the Company shall indemnify, to the fullest extent authorized or permitted by law, any person made, or threatened to be made, a defendant in any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she was a director or officer of the Company. The Company has also executed Indemnification Agreements that provide that certain of the Company's directors and officers shall be indemnified and held harmless by the Company to the fullest extent permitted by applicable law or the Restated Articles of Incorporation or Bylaws of the Company. The Company has established a trust fund with Harris Trust and Savings Bank as trustee in order to fund its obligations under the Indemnification Agreements. The Company has agreed to maintain a minimum balance in the trust fund of $1,000,000. The Nevada General Corporation Law prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Nevada General Corporation Law may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law. The Nevada General Corporation Law also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and therefore it is unenforceable.

- ----------------------------------  ------------------------------
- ----------------------------------  ------------------------------
- ----------------------------------  ------------------------------
- ----------------------------------  ------------------------------

    NO  DEALER,  SALESMAN,  OR
OTHER    PERSON    HAS    BEEN
AUTHORIZED    TO    GIVE   ANY
INFORMATION  OR  TO  MAKE  ANY
REPRESENTATION  NOT  CONTAINED
IN THIS PROSPECTUS SUPPLEMENT,
OR THE ACCOMPANYING PROSPECTUS
AND,  IF  GIVEN  OR MADE, SUCH
INFORMATION  OR REPRESENTATION
MUST  NOT  BE  RELIED  UPON AS
HAVING  BEEN AUTHORIZED BY THE
COMPANY,     ANY     OF    THE
UNDERWRITERS,   OR  ANY  OTHER
PERSON.     THIS    PROSPECTUS
SUPPLEMENT  AND THE PROSPECTUS
DO  NOT CONSTITUTE AN OFFER OF
ANY   SECURITIES   OTHER  THAN
THOSE  TO  WHICH IT RELATES OR
AN   OFFER   TO   SELL,  OR  A
SOLICITATION  OF  AN  OFFER TO
BUY,  TO  ANY  PERSON  IN  ANY
JURISDICTION   WHERE  SUCH  AN
OFFER OR SOLICITATION WOULD BE
UNLAWFUL. NEITHER THE DELIVERY
OF  THIS PROSPECTUS SUPPLEMENT
AND  THE  PROSPECTUS  NOR  ANY
SALE    MADE   HEREUNDER   AND
THEREUNDER  SHALL,  UNDER  ANY
CIRCUMSTANCES,    CREATE   ANY
IMPLICATION      THAT      THE
INFORMATION  CONTAINED  HEREIN
IS  CORRECT  AS  OF  ANY  TIME
SUBSEQUENT TO THE DATE HEREOF.
        --------------

      TABLE OF CONTENTS

          Prospectus


                                    PAGE
                                    --------
The Company.......................         3
Investment Considerations.........         4
Use of Proceeds...................         5
Capitalization....................         5
Stockholder Matters...............         5
Selected Consolidated Financial
  Data............................         6
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......         7
Business..........................        18
Selling Security Holder...........        28
Description of Capital Stock......        29
Description of Securities.........        29
Underwriting......................        30
Principal Shareholders............        31
Legal Opinions....................        33
Experts...........................        33
Available Information.............        33
Information Incorporated by
  Reference.......................        33
Additional Information............        34
Indemnification for Securities Act
  Violations......................        34


                                500,000 Shares
                                    AMERCO
                                 [U-HAUL LOGO]
                                 Common Stock
                               ----------------
                                  PROSPECTUS
                                June   , 1994
                               ----------------
                              Paulson Investment
                                 Company Inc.



                                   PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION



Securities and Exchange Commission Registration Fee............      $7,031.25
Printing and Engraving Expenses................................          *
Listing Fees...................................................          *
Legal Fees and Expenses........................................          *
Accounting Fees and Expenses...................................          *
Blue Sky Fees and Expenses.....................................          *
Transfer Agent Fees............................................          *
Other Expenses.................................................          *
                                                                 -------------
  Total Expenses...............................................          *
                                                                 -------------
                                                                 -------------

*To be filed by amendment.

^To be paid by Sophia M. Shoen


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    The Nevada General Corporation Law requires the Company to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Nevada General Corporation Law permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. The Company's Restated Articles of Incorporation eliminate personal liability of directors and officers, to the Corporation or its stockholders, for damages for breach of their fiduciary duties as directors or officers, except for liability (i) for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law, or (ii) for the unlawful payment of dividends. In addition, the Company's Bylaws provide that the Company shall indemnify, to the fullest extent authorized or permitted by law, any person made, or threatened to be made, a defendant in any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she was a director or officer of the Company. The Company has also executed Indemnification Agreements that provide that certain of the Company's directors and officers shall be indemnified and held harmless by the Company to the fullest extent permitted by applicable law or the Restated Articles of Incorporation or Bylaws of the Company. The Company has established a trust fund with Harris Trust and Savings Bank as trustee in order to fund its obligations under the Indemnification Agreements. The Company has agreed to maintain a minimum balance in the trust fund of $1,000,000. The Nevada General Corporation Law prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Nevada General Corporation Law may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law. The Nevada General Corporation Law also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

ITEM 16. EXHIBITS



EXHIBIT
NUMBER  EXHIBIT
- ------  -------

1       Proposed Form of Underwriting Agreement.*
4(a)    Restated Articles of Incorporation.(1)
4(b)    Form of Stock Certificate.*
4(c)    Stockholders Rights Plan.(1)
4(d)    AMERCO Stock Option and Incentive Plan.(1)
5       Opinion re Legality.*
10(a)   U.S. Credit Agreement Amendment No. 1.(1)
10(b) AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan.(1)
10(c)   U-Haul Dealership Contract.(1)
10(d)   AMERCO Guarantee.(1)
10(e)   Fleet Owner Contract.(1)
10(f)   Master Equipment Lease Agreement.(1)
10(g)   Merger Option Agreement.(1)
10(h)   Merger Option Agreement.(1)
10(i)   Share Repurchase and Registration Rights Agreement.(1)
10(j)   Share Repurchase and Registration Rights Agreement.(1)
10(k)   Management Consulting Agreement.(1)
10(l)   Management Consulting Agreement.(1)
12      Computation of Ratio of Earnings to Fixed Charges.*
13(a)   Annual Report on Form 10-K for the Fiscal year ended March 31, 1993.*
13(b)   Amended Annual Report on Form 10-K/A dated August 12, 1994.*
13(c)   Quarterly Report on Form 10-Q for the quarter ended June 30, 1993.*
13(d)   Quarterly Report on Form 10-Q for the quarter ended September 30,
        1993.*
13(e)   Quarterly Report on Form 10-Q for the quarter ended December 31,
        1993.*
24(a)   Consent of Independent Accountants.
24(b)   Consent of Lionel, Sawyer & Collins (included in Exhibit 5).*
25(a)   Power of Attorney (see signature page).
25(b) Certified copy of a resolution adopted by the Company's Board of Directors authorizing execution of the Registration Statement by power of attorney.*
29 Information from Reports Furnished to State Insurance Regulatory Authorities.(1)

- ----------

*             To be filed by amendment.

(1) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended March 31, 1993, file no. 0-7862.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424
(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the
Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 24th day of June, 1994.

                                AMERCO

                                By:     Edward J. Shoen
                                   -------------------------------------------
                                        Edward J. Shoen
                                        Chairman of the Board and President


                              POWER OF ATTORNEY

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Edward J. Shoen, Gary B. Horton, Rocky D. Wardrip, and Gary V. Klinefelter and each of them, as attorney-in-fact, to sign in his name and behalf, individually and in each capacity designated below, and to file any amendments, including post-effective amendments to this Registration Statement.





      NAME AND SIGNATURE                     TITLE                   DATE
      ------------------                     -----                   ----

/s/       Edward J. Shoen        President and Chairman          June 24, 1994
- -------------------------------  of the Board (Principal
          Edward J. Shoen        executive officer)

/s/       Gary B. Horton         Treasurer (Principal financial  June 24, 1994
- -------------------------------  and accounting officer)
          Gary B. Horton

/s/        Mark V. Shoen         Director                        June 24, 1994
- -------------------------------
           Mark V. Shoen

                                 Director                        June 24, 1994
- -------------------------------
          James P. Shoen

/s/      William E. Carty        Director                        June 24, 1994
- -------------------------------
         William E. Carty

/s/        John M. Dodds         Director                        June 24, 1994
- -------------------------------
           John M. Dodds

/s/      Charles J. Bayer        Director                        June 24, 1994
- -------------------------------
         Charles J. Bayer

/s/     Richard J. Herrera       Director                        June 24, 1994
- -------------------------------
        Richard J. Herrera

/s/      Aubrey K. Johnson       Director                        June 24, 1994
- -------------------------------
         Aubrey K. Johnson




                                  APPENDIX A

    A chart showing the corporate structure of the Company and its subsidiaries. The chart shows the Company on top, above its three principal subsidiaries; Ponderosa Holdings, Inc., U-Haul International, Inc., and Amerco Real Estate Company situated horizontally beside one another. Directly below Ponderosa Holdings, Inc. are its subsidiaries Oxford Life Insurance Company and Republic Western Insurance Company situated horizontally beside one another.